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                                                                 File No: 69-352

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                 Exemption Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935

                      For The Year Ended December 31, 2000

                              MCN ENERGY GROUP INC.

                                       and

                             MICHCON HOLDINGS, INC.

hereby file jointly with the Securities and Exchange Commission (SEC), pursuant to Rule 2, their statement claiming exemptions as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submit the following information:

I.   NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF

    MCN ENERGY GROUP INC.: MCN Energy Group Inc. (MCN or the Corporation) is an integrated energy company with approximately $4 billion of assets and $2.5 billion of annual revenues. The company is primarily involved in natural gas production, gathering, processing, transmission, storage, distribution and marketing in the Midwest-to-Northeast corridor. MCN is organized under the laws of the state of Michigan and has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226. Except where otherwise indicated, the Corporation owns directly all of the outstanding common stock of MichCon Holdings, Inc., Citizens Gas Fuel Company (Citizens), MCN Energy Enterprises Inc. (MCNEE), various MCN financing companies and a 47.5% limited partnership interest in Southern Missouri Gas Company, L.P. MCN's major business groups are Gas Distribution and Diversified Energy. Except where otherwise indicated, the companies set forth below are Michigan corporations located at 500 Griswold Street, Detroit, Michigan 48226.

    MCN and DTE Energy Company (DTE) have signed a definitive merger agreement, dated October 4, 1999, under which DTE will acquire all outstanding shares of MCN common stock. The board of directors and shareholders of both companies have approved the merger agreement. The merger transaction is subject to certain regulatory approvals and other customary merger conditions. Upon completion of the merger, MCN will be merged with and into DTE Enterprises, Inc. (DTE Enterprises), a subsidiary of DTE, with DTE Enterprises as the surviving corporation. In addition, as part of the merger agreement, MCN disposed of its interest in certain power generation assets. The merger transaction is expected to close in 2001.

                                GAS DISTRIBUTION

    MCN, through the following subsidiaries, operates the largest natural gas distribution and intrastate transmission system in Michigan and one of the largest in the United States.

A. MICHCON HOLDINGS, INC. is the holding company (formed in 1998) for Michigan Consolidated Gas Company (MichCon), MichCon Enterprises, Inc., and MichCon Power Company, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon was organized in 1898 and, with its predecessors, has been in business for 150 years. MichCon serves 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City and Muskegon metropolitan areas as well as various other communities throughout the state of Michigan. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (MPSC) as to various phases of its operations, including gas sales rates, service, and

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     accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed in 1998 to engage in non-regulated activities. MichCon Power Company, Inc. was formed to participate in power generation projects.

     Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon:

     1. MichCon Development Corporation, through its various partnership arrangements, owns an interest in Harbortown, a residential and small commercial development constructed along the Detroit River in Detroit, Michigan.

     2. Blue Lake Holdings, Inc., holds a 25% interest in Blue Lake Gas Storage Company, a partnership that has converted a depleted natural gas field in northern Michigan into a 46 billion cubic feet (Bcf) natural gas storage field which it now operates.

     3. MichCon Pipeline Company, through the subsidiaries below, is engaged in pipeline and gathering projects in Michigan:

          a. MichCon Gathering Company owns and operates the Antrim Expansion Pipeline.

          b. Saginaw Bay Pipeline Company (SBPC) currently owns and operates a 67-mile pipeline that transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan. Prior to June 2000, SBPC was the sole general partner and owned 66% of Saginaw Bay Area Limited Partnership (SBALP), a partnership that operated a 126-mile pipeline that transported natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan. The SBALP was dissolved in June 2000.

          c. Saginaw Bay Lateral Company is the sole general partner and owns 46% of a partnership that owns and operates lateral pipelines interconnecting with the 67-mile pipeline previously described.

          d. Westside Pipeline Company owns 82.6% of the Jordan Valley Partnership, a partnership that owns and operates two pipeline systems.

          e. Thunder Bay Gathering Company owns and operates a pipeline system, consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan.

          f. MichCon Lateral Company, which is currently inactive, was originally formed in 1997 to own, operate and construct natural gas pipelines.

     4. Huron Pipeline Company, which is currently inactive, was originally formed in 1996 to acquire a 50% ownership interest in the ANR Link Interstate Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of the Consumers Gas Co. Ltd.

          a. Huron Gas Services Company, which is currently inactive, was originally formed in 1996 to market pipeline transportation services.

     5. Kalkaska Gas Storage Limited Partnership, of which MichCon owns 31%, holds a 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership which is expected to be dissolved in 2001.

     The companies set forth below are wholly owned subsidiaries of MichCon Enterprises, Inc.:

     1. MichCon Fuel Services Company markets natural gas as a vehicular fuel and markets energy to residential and commercial customers through a transportation brokerage pilot program.

     2. MichCon Home Services Company was formed in 1998 to engage in heating, ventilation and air conditioning activities. In December 2000, MichCon Home Services Company changed its name to Flame Furnace Company. Flame Furnace Company, which was sold in January 2001, is engaged in heating, ventilation and air conditioning activities.

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     The company set forth below was 50% owned by MichCon Power Company, Inc.:

     1. Metro Energy, LLC, a Michigan limited liability company, was formed in June 1999 to provide energy related services. Subsequently, this company became a 50% owned subsidiary of MCN Power Company.

     B. CITIZENS GAS FUEL COMPANY: Citizens is a public utility engaged in the distribution of natural gas. Citizens was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 16,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221. Citizens conducts all of its business in the state of Michigan and its rates are set by the Adrian Gas Rate Commission. Other various phases of its operations are subject to the jurisdiction of the MPSC.

     C. SOUTHERN MISSOURI GAS COMPANY, L.P.: MCN holds a 47.5% interest in Southern Missouri Gas Company, L.P. (SMGC) which is a public utility engaged in the distribution and transmission of natural gas. SMGC was organized in 1996, and with its predecessors has been in business since 1995. SMGC serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711. SMGC conducts all of its business in the state of Missouri. Its rates and other various phases of its operations are subject to the jurisdiction of the Missouri Public Service Commission.

                               DIVERSIFIED ENERGY

     D. MCN ENERGY ENTERPRISES INC.: Formerly MCN Investment Corporation, which was organized in 1986, MCNEE is the holding company for MCN's various diversified energy subsidiaries. MCNEE, through its subsidiaries and joint ventures, provides gathering, processing and transmission services; engages in energy marketing activities and storage services; engages in gas and oil exploration, development and production; and is involved in other energy-related businesses. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNEE:

          Pipelines & Processing

               MCNEE's Pipelines & Processing businesses are involved in ventures that gather and transport natural gas from producing fields to processing plants and/or markets. This business also includes plants that process natural gas to remove carbon dioxide (C02) and other impurities and recover natural gas liquids. Additionally, this segment has an investment in a methanol production facility and other energy-related businesses.

          1. MCNIC Pipeline & Processing Company engages in pipeline and processing projects through the following subsidiaries and partnerships:
               a. MCNIC Offshore Pipeline & Processing Company holds a 33% interest in the Blue Dolphin System and 100% of MCNIC Black Marlin Offshore Company, which held a 33.3% interest in the Black Marlin Pipeline System, which was sold in January 2001.
               b.   MCNIC Michigan Holdings, Inc.
                    i. MCNIC CSG Pipeline Company held a 50% interest in Cardinal States Gathering Company, which was sold in March 2000.
                    ii. Bagley Processing Company (47% general partnership interest)
                    iii. Warner Treating Company (95% interest)
                    iv.  Terra-Westside Processing Company (85% interest)
                    v. MCNIC Thunder Bay Processing Company, L.L.C. (90% interest) owns two carbon dioxide (C02) processing plants.
               c. MCNIC East Coast Pipeline Company holds a 16.4% interest in the 292-mile Portland Pipeline Project.
               d. MCNIC Jonah Pipeline Company, which held a 35% partnership interest in Jonah Gas Gathering Company, was sold in May 2000.
               e. MCNIC Gulf Coast Gathering Corporation holds a 1% general partnership interest in Copano Pipeline & Processing Group, L.P.
               f. MCNIC Gulf Coast Limited, Inc. holds a 49% limited partnership interest in Copano Pipeline & Processing Group, L.P., and a 90% limited partnership interest in CFS/Upper Gulf Coast, L.P., Copano Pipelines/Upper Gulf Coast, L.P., and CES/Upper Gulf Coast, L.P.
               g. MCNIC Mobile Bay Gathering Company holds a 34.5% interest in Dauphin Island Gathering Partners.


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     b.   MCNIC Ada GP, Inc., was formed in 1996 and holds a 1% general partnership interest in the Ada Cogeneration Limited Partnership, which owns and operates a 30 MW natural gas-fueled cogeneration facility in western Michigan. MCNIC Ada GP, Inc. and the Ada Cogeneration Limited Partnership were sold in April 2000.

     c. Ludington Cogeneration Company is a 1% general partner in Michigan Power Limited Partnership, a joint venture that built and operates a 123 MW natural gas-fueled cogeneration plant in western Michigan. Ludington Cogeneration Company and the Michigan Power Limited Partnership were sold in April 2000.

     d. Ludington Cogeneration Holdings, Ltd. is a 49% limited partner in Michigan Power Limited Partnership, a joint venture that built and operates a 123 MW natural gas-fueled cogeneration plant in western Michigan. Ludington Cogeneration Holdings, Ltd. and the Michigan Power Limited Partnership were sold in April 2000.

     e. Summit Computing, Inc., a Delaware corporation, held a 99% limited partnership interest in Source Midland Limited Partnership (SMLP). SMLP held a 18.1% general partnership interest in the Midland Cogeneration Venture Limited Partnership (MCVLP). SMLP also held a 50% partnership interest in MEI Limited Partnership (MEILP) which was a 10% partner in the MCVLP. SMLP, MEILP and MCVLP were sold in January 2000.

     f. Alanna Holdings Corporation (Alanna) indirectly owns a .01% interest in the Midland Cogeneration Limited Partnership. The interest in Alanna was sold in January 2000.

     g. Source Cogeneration Company, a Delaware corporation, held a 1% general partnership interest in Source Midland Limited Partnership. The partnership interest was sold in January 2000.

     h. MCNIC Mobile Bay Power Company was formed in 1998 to hold a 43% membership interest in Mobile Bay Energy LLC, a Delaware limited liability company formed to participate in power projects.

     i. MCNIC Mobile Bay Processing LLC (25% interest), holds a 28.8% interest in Mobile Bay Processing Partners. In January 2001, MCN Power's 25% interest in MCNIC Mobile Bay Processing LLC was transferred to MCNIC Pipeline & Processing Company.

     j. MCNIC Person GP, Inc. held a 94% interest in Cobisa-Person Limited Partnership (CPPL), a Delaware limited partnership. Also, MCN Power held a 1% interest in CPPL. CPPL is a 140 MW gas-fired combustion power plant in Bernalillo County, New Mexico. CPPL was sold in June 2000.

     k. Columbus Power Partners, L.L.C. is a Michigan limited liability company that was formed in 1998.

     l. MCNIC Carson Corporation holds a 47 1/2% interest in CMD Carson, L.L.C. and CMD Carson GP, L.L.C., which are both Delaware limited liability companies that collectively own 100% of Carson Cogeneration Company, a 42 MW power plant project in Carson, California. CMD Carson, L.L.C. and CMD Carson GP, L.L.C., sold their interests in the Carson Cogeneration Company in March 2000.

     m. Power Energy Partners, L.L.C., which was 50% owned by MCN Power Company, is a Delaware limited liability company formed in May 1999 to participate in power projects. MCN Power Company sold its 50% interest in Power Energy Partners L.L.C. in December 2000.

     n. South Norwalk Power Partners, L.L.C., is a Michigan limited liability company formed to participate in power projects.

     o. Metro Energy, L.L.C., a Michigan limited liability company formed in June 1999 to provide energy related services. MCN Power holds a 50% interest in Metro Energy, L.L.C. that was previously held by MichCon Power Company, Inc.

3. MCN International Corporation was formed in 1998 as a holding company for MCN's international subsidiaries.

     a. MCNIC Nepal Limited of Grand Cayman, Cayman Island, owns 100% of the Class B Capital Stock of Panda Bhote Koshi, which gives MCNIC Nepal a 90% ownership interest in Panda Bhote Koshi, a Cayman Island company that holds a 100% interest in Panda of Nepal. Panda of Nepal holds a 75% interest in Bhole Koshi Power Company Private Limited which owns a 36 MW hydroelectric power project in Nepal.

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     b.   MCNIC UAE Limited of Grand Cayman, Cayman Island, was formed to hold a
          39% interest in an United Arab Emirate fertilizer plant project. Subsequently, MCNIC UAE Limited converted its equity interest into a loan.

Energy Marketing

    MCNEE's Energy Marketing business pursues opportunities throughout the Midwest-to-Northeast region.

4. CoEnergy Trading Company is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities. Except where otherwise indicated, the companies set forth below are 50% owned by CoEnergy Trading Company:

     a. U.S. CoEnergy Services, a Wisconsin general partnership formed to market fuel oil, propane and natural gas primarily in the state of Wisconsin.
     b. Torch CoEnergy, L.L.C., a Delaware limited liability company formed to market natural gas and natural gas liquids. Torch CoEnergy, L.L.C., was dissolved in 2000.
     c. SEMCO Energy Services, Inc., was purchased in April 1999 to engage in the marketing of natural gas. It is a wholly owned, inactive subsidiary of CoEnergy Trading Company.
     d. CoEnergy Development Company is a wholly owned, inactive subsidiary of CoEnergy Trading Company.


5. MCNIC Canadian Holdings Ltd., a New Brunswick corporation, was formed to market and sell natural gas in Canada and the northeastern United States.

6. CoEnergy Supply Company engages in the purchase and sale of natural gas, a portion of which is produced by subsidiaries of MCN Oil & Gas Company.

7. CoEnergy Sales Company was formed in 1998 to hold the membership interest in DTE-CoEnergy, LLC, which has been dissolved.

8.  MCNIC Gas Storage Company engages in the storage of natural gas.

     a. South Romeo Gas Storage Company, a Michigan partnership in which MCNIC Gas Storage Company has a 50% interest, owns and operates the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan that provides storage services to MCNEE's Energy Marketing operations. South Romeo Gas Storage Company holds a 50% interest in South Romeo Gas Storage Corporation.

     b. W-10 Holdings, Inc., holds a 50% interest in Washington 10 Storage Partnership, a partnership that developed and operates the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan.

     c. The Orchards Golf Limited Partnership, a Michigan partnership in which MCNIC Gas Storage Company has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

Exploration & Production

9. MCN Oil & Gas Company (MOG) is engaged in natural gas and oil exploration, development and production through the following subsidiaries:

     a. Appalachia Acquisition Properties, Inc. In February 2000, MCN sold Appalachia Acquisition Properties, Inc., and all of its subsidiaries.

          i.   MCNIC Reid Holdings, Inc. (a Delaware corporation)
               1. Appalachian Methane, Inc., a Delaware corporation, holds a 50%
                     interest in Buchanan Production Co., a Virginia general partnership
               2. Appalachian Operators, Inc., (a Delaware corporation) holds a 50% interest in Buchanan Production Co., a Virginia general partnership
               3. MCNIC Oakwood Gathering, Inc. (a Delaware corporation)
     b.   Green Oak Development Company
     c.   Otsego Exploration Company, L.L.C.
     d. MCNIC Enhanced Production, Inc., which has a 75% interest in Otsego EOR, L.L.C.

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          e.  MCNIC Oil & Gas Midcontinent, Inc.
          f.  MCNIC Oil & Gas Canada, Inc. (a New Brunswick corporation)
          g.  MCNIC Oil & Gas Properties, Inc.
          h.  MCNIC Oil & Gas CV Company
              i. Broughton Associates, L.P., a Delaware limited partnership organized in 1993, was sold in March 2000.
              ii. Broughton Operating Corporation, a Delaware corporation organized in 1997, was sold in March 2000.
          i.  Pageant Corporation
          j. Michigan Acquisition Properties, Inc., which was merged into MOG in February 2000.
          k.  Elmira Antrim Company, which was merged into MOG in February 2000.
          l. GeoTrend Exploration, Inc., which was merged into MOG in February 2000.
          m. Green River Antrim Company, which was merged into MOG in February 2000.
          n.  Warner Antrim Company, which was merged into MOG in February 2000.


                                      Other

     10. Bridgewater Holdings, Inc. (Bridgewater) was originally formed to hold a 33% limited partnership interest in Bridgewater Place, a Grand Rapids, Michigan office building. Currently, Bridgewater owns undeveloped real property in western Michigan.

     11. Combustion Concepts, Inc. holds patents for the development of pressurized combustion technologies that provide increased fuel efficiency, heat uniformity and compactness of equipment.

     12. MCN Energy Holdings Inc. was formed in July 1999 to maximize the value of existing ventures outside of MCN's target operating region. It primarily consists of gas gathering and processing investments.

     13. MCN Energy Marketing, Inc. was formed in July 1999 to engage in MCN's unregulated sales activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment's service area.

     14. MCN Midstream & Supply, Inc. was formed in July 1999 to develop and manage MCN's gas producing, gathering, processing, transmission and storage assets within MCN's target operating region.

     15. MCNEE Shelf Corporation was formed in December 2000 for future use as a shell corporation.

E. MCN MICHIGAN LIMITED PARTNERSHIP (MCN Michigan): MCN is the 1% general partner in MCN Michigan, a Michigan limited partnership. MCN Michigan exists for the sole purpose of issuing its limited partnership interests in the form of preferred securities and investing the gross proceeds thereof in MCN debt securities.

F. MCN FINANCING I: MCN is the sole owner of MCN Financing I, a Delaware Business Trust. MCN Financing I exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

G. MCN FINANCING II: MCN is the sole owner of MCN Financing II, a Delaware Business Trust. MCN Financing II exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

H. MCN FINANCING III: MCN is the sole owner of MCN Financing III, a Delaware Business Trust. MCN Financing III exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

I. MCN FINANCING IV: MCN is the sole owner of MCN Financing IV, a Delaware Business Trust. MCN Financing IV exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

J. MCN FINANCING V: MCN is the sole owner of MCN Financing V, a Delaware Business Trust. MCN Financing V exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. During 1998, MCN Financing V redeemed all outstanding shares of the preferred securities.

K. MCN FINANCING VI: MCN is the sole owner of MCN Financing VI, a Delaware Business Trust. MCN Financing VI exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. During 2000, MCN Financing VI redeemed all outstanding shares of the preferred securities.


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II.  PUBLIC UTILITY PROPERTIES

A. MichCon owns the following integrated distribution, transmission, production and storage properties and facilities, all of which properties are located in the state of Michigan.

          At December 31, 2000, MichCon's distribution system included 17,313 miles of distribution mains, 1,109,528 service lines and 1,222,287 active meters. MichCon owns 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production have a total rated capacity of 28,500 horsepower and 2,313 horsepower, respectively. Properties relating to five underground natural gas storage fields with an aggregate working gas storage capacity of approximately 123 Bcf consist principally of 402 gas storage wells (72 of which are observation wells), 113 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 69,000 horsepower. MichCon also owns district office buildings, service buildings and gas receiving and metering stations. MichCon occupies an office building in Grand Rapids under a long-term lease. Portions of these buildings are subleased to affiliates and others.

B. Citizens owns the following properties, all of which are located in Michigan.

          At December 31, 2000, Citizens' distribution system included 426 miles of distribution mains, 16 miles of transmission lines, 14,640 service lines, and 16,055 active meters. Citizens owns all of its properties used in the conduct of the utility business including a two-story office building and a one-story service center.

C. Southern Missouri Gas Company (SMGC) owns the following properties, all of which are located in Missouri.

          At December 31, 2000, SMGC's distribution system included 313 miles of distribution mains, 9,345 service lines, and 7,402 active meters. SMGC owns 124 miles of transmission lines which deliver natural gas to the various cities it serves and metering stations. SMGC leases its office/service center.

III. PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 2000, MichCon distributed and purchased the following volumes of natural gas:

     1. 178,905,466 thousand cubic feet (Mcf) of natural gas was distributed at retail within the state of Michigan and 163,565,203 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

     2. No volumes of natural gas were distributed at retail outside the state of Michigan.

     3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

     4. 32,525,833 Mcf of natural gas was purchased from various suppliers in the state of Kansas, which amounted to $73,318,000; 28,765,251 Mcf of natural gas was purchased from various suppliers in the state of Louisiana, which amounted to $72,526,000; and 29,642,096 Mcf of natural gas was purchased from various suppliers in the state of Minnesota, which amounted to $64,061,000. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

B. During the year ended December 31, 2000, Citizens distributed and purchased the following volumes of natural gas:

     1. 3,197,000 Mcf of natural gas was distributed at retail within the state of Michigan, and 209,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

     2. No volumes of natural gas were distributed at retail outside the state of Michigan.

     3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

     4. No volumes of natural gas were purchased outside the state of Michigan.

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C.   During the year ended December 31, 2000, SMGC distributed and purchased the following volumes of natural gas:

     1. 953,000 Mcf of natural gas was distributed at retail within the state of Missouri and 230,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri.

     2. No volumes of natural gas were distributed at retail outside the state of Missouri.

     3. No volumes of natural gas were distributed at wholesale outside the state of Missouri.

     4. 962,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. These volumes were transported by Williams Natural Gas Company to a point of delivery within the state of Missouri.


IV.  INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

                           EXEMPT WHOLESALE GENERATORS



                            FOREIGN UTILITY COMPANIES

A.   BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (BKPC)

     1. BKPC is a 36 MW hydroelectric power project in the Sindhupalchok District of Nepal, at KHA 1-960 Kalimati, Tahachal Kathmandu, Nepal.

     2. Panda of Nepal owns 75% of the issued shares of Bhote Koshi Power Company Private Limited. Panda Bhote Koshi, a Cayman Islands exempted company, wholly owns Panda of Nepal. MCNIC Nepal Limited owns 100% of the Class B Capital Stock of Panda Bhote Koshi (giving MCNIC Nepal a 90% ownership interest in Panda Bhote Koshi).

     3. As of December 31, 2000, MCN has an $18.0 million equity investment in BKPC.

     4.   Capitalization and earnings information is unavailable.

     5. There are no service, sales or construction contracts between BKPC and MCN or an affiliate of MCN.


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                                    EXHIBITS

     Exhibit A -  Attached hereto as Exhibit A are the unaudited
                  Consolidating Statements of Operations for the year ended December 31, 2000 and Consolidating Statements of Financial Position as of December 31, 2000, for MCN Energy Group Inc., MichCon Holdings, MichCon, MCNEE, Gas Services Level, MCNIC Pipeline & Processing Company, CoEnergy Trading, MCN Power Company and MCN Financing Companies.

     Exhibit B -  Attached hereto as Exhibit B is the unaudited Financial
                  Data Schedule summarizing certain financial information for MCN Energy Group Inc.

     Exhibit C -  Corporate Structure, Exempt Wholesale Generators and Foreign
                  Utility Companies

                  See Item IV.A.2.

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                                   SIGNATURES

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

                                            MCN ENERGY GROUP INC.

                                            By: /s/ Gerard Kabzinski
                                                 Gerard Kabzinski
                                            Vice President and Controller


CORPORATE SEAL:

Attest:

   /s/ Daniel L. Schiffer
       Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

MCN Energy Group Inc.
500 Griswold Street
Detroit, Michigan  48226

                                    EXHIBIT A

                              MCN ENERGY GROUP INC.
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                        MICHCON                FINANCING     MCNEE     ELIMINATIONS         MCN
                                              MCN       HOLDINGS    CITIZENS   COMPANIES    CONSOL.    AND RECLASSES      CONSOL.
                                            --------   ----------   --------   ---------   ----------  -------------    ----------

OPERATING REVENUES
Gas and oil sales                           $     --   $  911,119   $ 17,980   $      --   $1,627,584   $ (79,021)      $2,477,662
Transportation                                    --      172,248        298          --          438     (17,412)         155,572
Other                                             --       71,380        102          --       85,896         495          157,873
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

                                                  --    1,154,747     18,380          --    1,713,918     (95,938)       2,791,107
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

OPERATING EXPENSES
Cost of sales                                     --      514,633     11,832          --    1,589,186     (93,881)       2,021,770
Operation and maintenance                     (3,592)     258,271      2,665          --      109,037      (2,115)         364,266
Depreciation, depletion and amortization       2,092      104,241        793          --       30,500          --          137,626
Property and other taxes                         609       61,378        522          --        8,859          --           71,368
Property write-downs                              --        9,651         --          --           --          --            9,651
Gains and losses on sale of assets, net           --         (301)        --          --      (77,069)         --          (77,370)
Gains from sale of tax credits                    --           --         --          --      (11,493)         --          (11,493)
Merger costs                                      --        4,058         42          --        2,205          --            6,305
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

                                                (891)     951,931     15,854          --    1,651,225     (95,996)       2,522,123
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

OPERATING INCOME (LOSS)                          891      202,816      2,526          --       62,693          58          268,984
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

EQUITY IN EARNINGS OF JOINT VENTURES AND
  SUBSIDIARIES                               109,905        3,453         --          --       26,037    (110,970)          28,425
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                  576        2,651         64      29,445        9,734     (29,996)          12,474
Interest on long-term debt                      (153)     (48,366)        --          --      (44,388)         --          (92,907)
Other interest expense                       (31,128)     (11,501)      (560)         --      (16,696)     29,995          (29,890)
Dividends on preferred securities of
  subsidiaries                                29,598           --         --          --      (29,598)    (28,565)         (28,565)
Investment gains                                  --           --         --          --        7,638          --            7,638
Minority interest                                 --         (486)        --          --         (775)          1           (1,260)
Other                                         (1,392)       2,373        (12)         --       (1,491)       (336)            (858)
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

                                              (2,499)     (55,329)      (508)     29,445      (75,576)    (28,901)        (133,368)
                                            --------   ----------   --------   ---------   ----------   ---------       ----------
INCOME (LOSS) BEFORE INCOME TAXES            108,297      150,940      2,018      29,445       13,154    (139,813)         164,041
INCOME TAX PROVISION (BENEFIT)                  (571)      51,917        766          --        3,060           1           55,173
                                            --------   ----------   --------   ---------   ----------   ---------       ----------

NET INCOME (LOSS)                           $108,868   $   99,023   $  1,252   $  29,445   $   10,094   $(139,814)      $  108,868
                                            ========   ==========   ========   =========   ==========   =========       ==========

                              MCN ENERGY GROUP INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                             MICHCON              FINANCING     MCNEE    ELIMINATIONS      MCN
                                                   MCN       HOLDINGS   CITIZENS  COMPANIES    CONSOL.   AND RECLASSES    CONSOL.
                                                ----------  ----------  --------  ---------  ----------  -------------  ----------

ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)  $    8,230  $   12,842  $    110  $      --  $   50,419  $    (8,212)   $   63,389
Accounts receivable                                 14,156     177,815     2,172         --     866,785      (21,112)    1,039,816
Allowance for doubtful accounts                         --     (18,912)      (76)        --     (14,465)        (151)      (33,604)
Accrued unbilled revenues                               --     135,465     2,008         --          --           --       137,473
Gas in inventory                                        --      13,586        --         --     240,013           --       253,599
Property taxes assessed applicable to
     future periods                                     --      54,767        23         --          --        2,313        57,103
Other                                                5,803      36,746     3,232      1,136      86,549      (23,315)      110,151
                                                ----------  ----------  --------  ---------  ----------  -----------    ----------

                                                    28,189     412,309     7,469      1,136   1,229,301      (50,477)    1,627,927
                                                ----------  ----------  --------  ---------  ----------  -----------    ----------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                   --          --      (103)        --     104,592     (104,489)           --
Investments in debt and equity securities               --      70,643        --         --     103,393       12,736       186,772
Deferred swap losses and receivables                    --          --        --         --     173,672           --       173,672
Other                                                3,560     368,863     4,599    292,285      32,340     (299,815)      401,832
                                                ----------  ----------  --------  ---------  ----------  -----------    ----------

                                                     3,560     439,506     4,496    292,285     413,997     (391,568)      762,276
                                                ----------  ----------  --------  ---------  ----------  -----------    ----------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                   1,239,518      20,068        --         --     583,108   (1,236,136)      606,558
                                                ----------  ----------  --------  ---------  ----------  -----------    ----------

PROPERTY, PLANT AND EQUIPMENT, AT COST              16,222   2,982,813    25,404         --     645,550           --     3,669,989
Less: Accumulated depreciation and depletion         9,265   1,539,157    10,712         --     243,267           --     1,802,401
                                                ----------  ----------  --------  ---------  ----------  -----------    ----------

                                                     6,957   1,443,656    14,692         --     402,283           --     1,867,588
                                                ----------  ----------  --------  ---------  ----------  -----------    ----------

                                                $1,278,224  $2,315,539  $ 26,657  $ 293,421  $2,628,689  $(1,678,181)   $4,864,349
                                                ==========  ==========  ========  =========  ==========  ===========    ==========

                              MCN ENERGY GROUP INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                     MICHCON                  FINANCING
                                                         MCN        HOLDINGS     CITIZENS     COMPANIES
                                                     -----------   -----------  -----------  -----------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                     $     3,704   $   100,287  $     1,555  $        --
Notes payable                                                 --       278,729        8,074           --
Current portion of long-term debt and capital
     lease obligations                                        --        24,652           --           --
Federal income, property and other taxes payable          (4,293)       65,409          406           --
Customer deposits                                             --        17,696           11           --
Other                                                      6,372        60,240          718        1,136
                                                     -----------   -----------  -----------  -----------

                                                           5,783       547,013       10,764        1,136
                                                     -----------   -----------  -----------  -----------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                     (6,147)      140,043        1,634           --
Unamortized investment tax credit                             --        25,867          217           --
Deferred swap gains and payables                              --            --           --           --
Other                                                    307,203       219,784        2,911           --
                                                     -----------   -----------  -----------  -----------

                                                         301,056       385,694        4,762           --
                                                     -----------   -----------  -----------  -----------

CAPITALIZATION
Long-term debt, including capital lease obligations           --       641,369           --           --
Redeemable preferred securities of subsidiaries               --            --           --      272,484
Common shareholders' equity                              971,385       741,463       11,131       19,801
                                                     -----------   -----------  -----------  -----------

                                                         971,385     1,382,832       11,131      292,285
                                                     -----------   -----------  -----------  -----------

                                                     $ 1,278,224   $ 2,315,539  $    26,657  $   293,421
                                                     ===========   ===========  ===========  ===========

                                                         MCNEE    ELIMINATIONS       MCN
                                                        CONSOL.   AND RECLASSES    CONSOL.
                                                     -----------  -------------  -----------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                     $   778,628   $   (23,735)  $   860,439
Notes payable                                            297,662        (8,073)      576,392
Current portion of long-term debt and capital
     lease obligations                                   160,000            --       184,652
Federal income, property and other taxes payable           9,124            (1)       70,645
Customer deposits                                             --             1        17,708
Other                                                    241,452        (6,993)      302,925
                                                     -----------   -----------   -----------

                                                       1,486,866       (38,801)    2,012,761
                                                     -----------   -----------   -----------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                         --      (105,688)       29,842
Unamortized investment tax credit                             --            --        26,084
Deferred swap gains and payables                         239,207            --       239,207
Other                                                     24,108      (297,432)      256,574
                                                     -----------   -----------   -----------

                                                         263,315      (403,120)      551,707
                                                     -----------   -----------   -----------

CAPITALIZATION
Long-term debt, including capital lease obligations      415,456            --     1,056,825
Redeemable preferred securities of subsidiaries               --            --       272,484
Common shareholders' equity                              463,052    (1,236,260)      970,572
                                                     -----------   -----------   -----------

                                                         878,508    (1,236,260)    2,299,881
                                                     -----------   -----------   -----------

                                                     $ 2,628,689   $(1,678,181)  $ 4,864,349
                                                     ===========   ===========   ===========

                              MCN ENERGY GROUP INC.
                             MICHCON HOLDINGS, INC.
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                                 MICHCON
                                                         MICHCON       MICHCON       MICHCON    ELIMINATIONS     HOLDINGS
                                                        HOLDINGS     CONSOLIDATED  ENTERPRISES  AND RECLASSES     CONSOL.
                                                       -----------   ------------  -----------  -------------   -----------

OPERATING REVENUES
Gas sales                                              $        --   $   909,270   $     1,849   $        --   $   911,119
Transportation                                                  --       172,248            --            --       172,248
Other                                                           --        62,824         8,556            --        71,380
                                                       -----------   -----------   -----------   -----------   -----------

                                                                --     1,144,342        10,405            --     1,154,747
                                                       -----------   -----------   -----------   -----------   -----------

OPERATING EXPENSES
Cost of sales                                                   --       506,522         8,111            --       514,633
Operation and maintenance                                       --       253,466         4,805            --       258,271
Depreciation, depletion and amortization                        --       103,650           591            --       104,241
Property and other taxes                                        --        61,260           118            --        61,378
Property write-downs                                            --            --         9,651            --         9,651
Gains and losses on sale of assets, net                         --          (349)           48            --          (301)
Merger costs                                                    --         4,058            --            --         4,058
                                                       -----------   -----------   -----------   -----------   -----------

                                                                --       928,607        23,324            --       951,931
                                                       -----------   -----------   -----------   -----------   -----------

OPERATING INCOME (LOSS)                                         --       215,735       (12,919)           --       202,816
                                                       -----------   -----------   -----------   -----------   -----------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES      100,162         3,453            --      (100,162)        3,453
                                                       -----------   -----------   -----------   -----------   -----------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                 --         3,247            (8)         (588)        2,651
Interest on long-term debt                                      --       (48,320)          (46)           --       (48,366)
Other interest expense                                          --       (11,501)         (588)          588       (11,501)
Minority interest                                               --          (486)           --            --          (486)
Other                                                           --         2,359            14            --         2,373
                                                       -----------   -----------   -----------   -----------   -----------

                                                                --       (54,701)         (628)           --       (55,329)
                                                       -----------   -----------   -----------   -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES                          100,162       164,487       (13,547)     (100,162)      150,940
INCOME TAX PROVISION (BENEFIT)                               1,139        54,953        (4,175)           --        51,917
                                                       -----------   -----------   -----------   -----------   -----------

NET INCOME (LOSS)                                      $    99,023   $   109,534   $    (9,372)  $  (100,162)  $    99,023
                                                       ===========   ===========   ===========   ===========   ===========

                              MCN ENERGY GROUP INC.
                             MICHCON HOLDINGS, INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                  MICHCON       MICHCON       MICHCON    ELIMINATIONS   MICHCON HOLDINGS
                                                 HOLDINGS    CONSOLIDATED   ENTERPRISES  AND RECLASSES      CONSOL.
                                                -----------  ------------   -----------  -------------  ----------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)  $        29   $    12,673   $       140   $        --     $    12,842
Accounts receivable                                    (293)      176,705         1,174           229         177,815
Allowance for doubtful accounts                          --       (18,912)           --            --         (18,912)
Unbilled revenue                                         --       135,465            --            --         135,465
Gas in inventory                                         --        13,586            --            --          13,586
Property taxes assessed applicable to
     future periods                                      --        54,767            --            --          54,767
Other                                                    --        35,468         1,702          (424)         36,746
                                                -----------   -----------   -----------   -----------     -----------
                                                       (264)      409,752         3,016          (195)        412,309
                                                -----------   -----------   -----------   -----------     -----------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                 --        70,643            --            --          70,643
Other                                                    --       369,159            (1)         (295)        368,863
                                                -----------   -----------   -----------   -----------     -----------

                                                         --       439,802            (1)         (295)        439,506
                                                -----------   -----------   -----------   -----------     -----------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      739,128        20,068            --      (739,128)         20,068
                                                -----------   -----------   -----------   -----------     -----------

PROPERTY, PLANT AND EQUIPMENT, AT COST                   --     2,980,627         2,186            --       2,982,813
Less: Accumulated depreciation and depletion             --     1,538,311           846            --       1,539,157
                                                -----------   -----------   -----------   -----------     -----------

                                                         --     1,442,316         1,340            --       1,443,656
                                                -----------   -----------   -----------   -----------     -----------

                                                $   738,864   $ 2,311,938   $     4,355   $  (739,618)    $ 2,315,539
                                                ===========   ===========   ===========   ===========     ===========

                              MCN ENERGY GROUP INC.
                             MICHCON HOLDINGS, INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                       MICHCON      MICHCON        MICHCON    ELIMINATIONS   MICHCON HOLDINGS
                                                      HOLDINGS    CONSOLIDATED   ENTERPRISES  AND RECLASSES    CONSOLIDATED
                                                     -----------  ------------   -----------  -------------  ----------------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                     $     1,158   $    98,357   $       830   $       (58)    $   100,287
Notes payable                                                 --       278,762           390          (423)        278,729
Current portion of long-term debt and capital lease
     obligations                                              --        24,652            --            --          24,652
Federal income, property and other taxes payable          (2,253)       67,636            27            (1)         65,409
Customer deposits                                             --        17,696            --            --          17,696
Other                                                         --        59,366           882            (8)         60,240
                                                     -----------   -----------   -----------   -----------     -----------

                                                          (1,095)      546,469         2,129          (490)        547,013
                                                     -----------   -----------   -----------   -----------     -----------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                     (1,504)      141,552            (5)           --         140,043
Unamortized investment tax credit                             --        25,867            --            --          25,867
Minority interest                                             --           635            --            --             635
Other                                                         --       219,149            --            --         219,149
                                                     -----------   -----------   -----------   -----------     -----------

                                                          (1,504)      387,203            (5)           --         385,694
                                                     -----------   -----------   -----------   -----------     -----------

CAPITALIZATION
Long-term debt, including capital lease obligations           --       641,369            --            --         641,369
Common shareholders' equity                              741,463       736,897         2,231      (739,128)        741,463
                                                     -----------   -----------   -----------   -----------     -----------

                                                         741,463     1,378,266         2,231      (739,128)      1,382,832
                                                     -----------   -----------   -----------   -----------     -----------

                                                     $   738,864   $ 2,311,938   $     4,355   $  (739,618)    $ 2,315,539
                                                     ===========   ===========   ===========   ===========     ===========

                              MCN ENERGY GROUP INC.
                        MICHIGAN CONSOLIDATED GAS COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                     MICHCON    MICHCON     BLUE LAKE   ELIMINATIONS     MICHCON
                                                       MICHCON     DEVELOPMENT  PIPELINE   HOLDING CO.  AND RECLASSES  CONSOLIDATED
                                                      ----------   -----------  --------   -----------  -------------  ------------

OPERATING REVENUES
Gas sales                                             $  909,199    $     --    $     71    $     --      $     --      $  909,270
Transportation                                           151,383          --      19,639          --         1,226         172,248
Other                                                     48,102          --      17,269          --        (2,547)         62,824
                                                      ----------    --------    --------    --------      --------      ----------

                                                       1,108,684          --      36,979          --        (1,321)      1,144,342
                                                      ----------    --------    --------    --------      --------      ----------

OPERATING EXPENSES
Cost of gas                                              506,738          --          --          --          (216)        506,522
Operation and maintenance                                238,031          33      20,157          60        (5,164)        253,117
Depreciation, depletion and amortization                  97,069          17       6,564          --            --         103,650
Property and other taxes                                  60,166          --       1,094          --            --          61,260
Merger costs                                                  --          --          --          --         4,058           4,058

                                                      ----------    --------    --------    --------      --------      ----------
                                                         902,004          50      27,815          60        (1,322)        928,607
                                                      ----------    --------    --------    --------      --------      ----------

OPERATING INCOME (LOSS)                                  206,680         (50)      9,164         (60)            1         215,735
                                                      ----------    --------    --------    --------      --------      ----------

EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND
     SUBSIDIARIES                                          6,831        (531)         --       3,984        (6,831)          3,453
                                                      ----------    --------    --------    --------      --------      ----------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                            4,233         179       1,101          --        (2,266)          3,247
Interest on long-term debt                               (46,657)         --      (1,663)         --            --         (48,320)
Other interest expense                                   (12,642)         --      (1,126)         --         2,267         (11,501)
Minority interest                                             --          --        (486)         --            --            (486)
Other                                                      2,361          --          --          --            (2)          2,359
                                                      ----------    --------    --------    --------      --------      ----------

                                                         (52,705)        179      (2,174)         --            (1)        (54,701)
                                                      ----------    --------    --------    --------      --------      ----------
INCOME (LOSS) BEFORE INCOME TAXES                        160,806        (402)      6,990       3,924        (6,831)        164,487
INCOME TAX PROVISION (BENEFIT)                            51,272        (141)      2,448       1,373             1          54,953
                                                      ----------    --------    --------    --------      --------      ----------

NET INCOME (LOSS)                                     $  109,534    $   (261)   $  4,542    $  2,551      $ (6,832)     $  109,534
                                                      ==========    ========    ========    ========      ========      ==========

                              MCN ENERGY GROUP INC.
                        MICHIGAN CONSOLIDATED GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                MICHCON      MICHCON     BLUE LAKE   ELIMINATIONS     MICHCON
                                                  MICHCON     DEVELOPMENT    PIPELINE   HOLDING CO.  AND RECLASSES  CONSOLIDATED
                                                 ----------   -----------   ----------  -----------  -------------  ------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)   $   11,975    $       29   $      668   $        1    $       --    $   12,673
Accounts receivable                                 170,294            --       10,186           --        (3,775)      176,705
Allowance for doubtful accounts                     (18,912)           --           --           --            --       (18,912)
Unbilled revenue                                    135,465            --           --           --            --       135,465
Gas in inventory                                     13,586            --           --           --            --        13,586
Property taxes assessed applicable to
     future periods                                  54,767            --           --           --            --        54,767
Other                                                39,284         1,641       10,471           --       (15,928)       35,468
                                                 ----------    ----------   ----------   ----------    ----------    ----------

                                                    406,459         1,670       21,325            1       (19,703)      409,752
                                                 ----------    ----------   ----------   ----------    ----------    ----------
DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities            204,239            --           --           --      (133,596)       70,643
Other                                               369,290            --          180           --          (311)      369,159
                                                 ----------    ----------   ----------   ----------    ----------    ----------

                                                    573,529            --          180           --      (133,907)      439,802
                                                 ----------    ----------   ----------   ----------    ----------    ----------
INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                       68,555         9,336           --       10,732       (68,555)       20,068
                                                 ----------    ----------   ----------   ----------    ----------    ----------

PROPERTY, PLANT AND EQUIPMENT, AT COST            2,881,745         1,930       96,952           --            --     2,980,627
Less: Accumulated depreciation and depletion      1,503,137           128       35,046           --            --     1,538,311
                                                 ----------    ----------   ----------   ----------    ----------    ----------

                                                  1,378,608         1,802       61,906           --            --     1,442,316
                                                 ----------    ----------   ----------   ----------    ----------    ----------

                                                 $2,427,151    $   12,808   $   83,411   $   10,733    $ (222,165)   $2,311,938
                                                 ==========    ==========   ==========   ==========    ==========    ==========

                              MCN ENERGY GROUP INC.
                        MICHIGAN CONSOLIDATED GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                    MICHCON     MICHCON    BLUE LAKE   ELIMINATIONS     MICHCON
                                                       MICHCON    DEVELOPMENT  PIPELINE   HOLDING CO.  AND RECLASSES  CONSOLIDATED
                                                      ----------  -----------  ---------  -----------  -------------  ------------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                      $   95,447   $      65   $   6,966   $       8    $  (4,129)     $   98,357
Notes payable                                            290,230          --       3,921          --      (15,389)        278,762
Current portion of long-term debt and capital lease
     obligations                                          21,132          --       3,520          --           --          24,652
Federal income, property and other taxes payable          67,226         211         198           1           --          67,636
Other                                                     77,072          --         486          --         (496)         77,062
                                                      ----------   ---------   ---------   ---------    ---------      ----------

                                                         551,107         276      15,091           9      (20,014)        546,469
                                                      ----------   ---------   ---------   ---------    ---------      ----------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                    131,506       2,158       6,243       1,645           --         141,552
Unamortized investment tax credit                         25,867          --          --          --           --          25,867
Minority interest                                             --          --         635          --           --             635
Other                                                    352,074         671          --          --     (133,596)        219,149
                                                      ----------   ---------   ---------   ---------    ---------      ----------

                                                         509,447       2,829       6,878       1,645     (133,596)        387,203
                                                      ----------   ---------   ---------   ---------    ---------      ----------

CAPITALIZATION
Long-term debt, including capital lease obligations      629,699          --      11,670          --           --         641,369
Common shareholders' equity                              736,898       9,703      49,772       9,079      (68,555)        736,897
                                                      ----------   ---------   ---------   ---------    ---------      ----------

                                                       1,366,597       9,703      61,442       9,079      (68,555)      1,378,266
                                                      ----------   ---------   ---------   ---------    ---------      ----------

                                                      $2,427,151   $  12,808   $  83,411   $  10,733    $(222,165)     $2,311,938
                                                      ==========   =========   =========   =========    =========      ==========

                              MCN ENERGY GROUP INC.
                             MCN ENERGY ENTERPRISES
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                         TOTAL
                                                                         COMBUSTION       GAS        ELIMINATIONS       MCNEE
                                              MCNEE       BRIDGEWATER     CONCEPTS      SERVICES     AND RECLASSES     CONSOL.
                                           -----------    -----------    ----------    -----------   -------------   -----------

OPERATING REVENUES
Gas and oil sales                          $        --    $        --    $       --    $ 1,627,584    $        --    $ 1,627,584
Other                                               --             --            --         86,334             --         86,334
                                           -----------    -----------    ----------    -----------    -----------    -----------

                                                    --             --            --      1,713,918             --      1,713,918
                                           -----------    -----------    ----------    -----------    -----------    -----------

OPERATING EXPENSES
Cost of sales                                       --             --            --      1,589,186             --      1,589,186
Operation and maintenance                       19,189              4            --         89,844             --        109,037
Depreciation, depletion and amortization           (82)            --            --         30,582             --         30,500
Property and other taxes                           744            (11)           --          8,126             --          8,859
Property write-downs                                --             --            --             --             --             --
Gains and losses on sale of assets, net             --             --            --        (77,069)            --        (77,069)
Gains from sale of tax credits                      --             --            --        (11,493)            --        (11,493)
Merger costs                                     2,205             --            --             --             --          2,205
                                           -----------    -----------    ----------    -----------    -----------    -----------

                                                22,056             (7)           --      1,629,176             --      1,651,225
                                           -----------    -----------    ----------    -----------    -----------    -----------

OPERATING INCOME (LOSS)                        (22,056)             7            --         84,742             --         62,693
                                           -----------    -----------    ----------    -----------    -----------    -----------

EQUITY IN EARNINGS OF JOINT VENTURES AND
     SUBSIDIARIES                               73,143             --            --         26,037        (73,143)        26,037
                                           -----------    -----------    ----------    -----------    -----------    -----------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                  9,746             --            --          7,562         (7,574)         9,734
Interest on long-term debt                     (44,388)            --            --             --             --        (44,388)
Other interest expense                         (38,328)            --            --        (15,540)         7,574        (46,294)
Investment gains                                    --             --            --          7,638             --          7,638
Minority interest                                   --             --            --           (775)            --           (775)
Other                                           (1,912)             1             1            419             --         (1,491)
                                           -----------    -----------    ----------    -----------    -----------    -----------

                                               (74,882)             1             1           (696)            --        (75,576)
                                           -----------    -----------    ----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES              (23,795)             8             1        110,083        (73,143)        13,154
INCOME TAX PROVISION (BENEFIT)                 (33,889)             4            --         36,945             --          3,060
                                           -----------    -----------    ----------    -----------    -----------    -----------
NET INCOME (LOSS)                          $    10,094    $         4    $        1    $    73,138    $   (73,143)   $    10,094
                                           ===========    ===========    ==========    ===========    ===========    ===========

                              MCN ENERGY GROUP INC.
                             MCN ENERGY ENTERPRISES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                            TOTAL
                                                                             COMBUSTION      GAS       ELIMINATIONS       MCNEE
                                                    MCNEE      BRIDGEWATER    CONCEPTS     SERVICES    AND RECLASSES     CONSOL.
                                                 -----------   -----------   ----------   ----------   -------------   -----------

ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)   $  120,158    $        28   $       23   $   17,885    $   (87,675)   $   50,419
Accounts receivable                                   2,915             --           --      866,725         (2,855)      866,785
Allowance for doubtful accounts                          --             --           --      (14,465)            --       (14,465)
Gas in inventory                                         --             --           --      240,013             --       240,013
Property taxes assessed applicable to
     future periods                                      --              4           --           (4)            --            --
Other                                                 4,241             --           --       83,007           (699)       86,549
                                                 ----------    -----------   ----------   ----------    -----------    ----------

                                                    127,314             32           23    1,193,161        (91,229)    1,229,301
                                                 ----------    -----------   ----------   ----------    -----------    ----------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                 5,486             78            3       99,025             --       104,592
Investment in debt and equity securities             75,438             --           --       27,955             --       103,393
Deferred swap losses and receivables                 16,400             --           --      173,672        (16,400)      173,672
Other                                                (2,826)            --           59       32,017          3,090        32,340
                                                 ----------    -----------   ----------   ----------    -----------    ----------

                                                     94,498             78           62      332,669        (13,310)      413,997
                                                 ----------    -----------   ----------   ----------    -----------    ----------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                    1,124,736             --           --      581,504     (1,123,132)      583,108
                                                 ----------    -----------   ----------   ----------    -----------    ----------

PROPERTY, PLANT AND EQUIPMENT, AT COST                1,494            985           --      643,071             --       645,550
Less: Accumulated depreciation and depletion            166             --           --      243,101             --       243,267
                                                 ----------    -----------   ----------   ----------    -----------    ----------

                                                      1,328            985           --      399,970             --       402,283
                                                 ----------    -----------   ----------   ----------    -----------    ----------

                                                 $1,347,876    $     1,095   $       85   $2,507,304    $(1,227,671)   $2,628,689
                                                 ==========    ===========   ==========   ==========    ===========    ==========

                              MCN ENERGY GROUP INC.
                             MCN ENERGY ENTERPRISES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                TOTAL
                                                                                COMBUSTION       GAS       ELIMINATIONS     MCNEE
                                                       MCNEE       BRIDGEWATER   CONCEPTS      SERVICES    AND RECLASSES   CONSOL.
                                                     ----------    -----------  ----------    ----------   -------------  ----------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                     $    9,316    $         1  $       --    $  770,592    $    (1,281)  $  778,628
Notes payable                                           303,162             --          --        80,621        (86,121)     297,662
Current portion of long-term debt and capital lease
     obligations                                        160,000             --          --            --             --      160,000
Federal income, property and other taxes payable        (25,514)             3          25        34,610             --        9,124
Other                                                    14,621             --          --       227,526           (695)     241,452
                                                     ----------    -----------  ----------    ----------    -----------   ----------

                                                        461,585              4          25     1,113,349        (88,097)   1,486,866
                                                     ----------    -----------  ----------    ----------    -----------   ----------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                     3,263            219          (5)       (3,477)            --           --
Deferred swap gains and payables                             --             --          --       239,207             --      239,207
Other                                                     3,624             --          37        36,847        (16,400)      24,108
                                                     ----------    -----------  ----------    ----------    -----------   ----------

                                                          6,887            219          32       272,577        (16,400)     263,315
                                                     ----------    -----------  ----------    ----------    -----------   ----------

CAPITALIZATION
Long-term debt, including capital lease obligations     415,538             --          --           (82)            --      415,456
Common shareholders' equity                             463,866            872          28     1,121,460     (1,123,174)     463,052
                                                     ----------    -----------  ----------    ----------    -----------   ----------

                                                        879,404            872          28     1,121,378     (1,123,174)     878,508
                                                     ----------    -----------  ----------    ----------    -----------   ----------

                                                     $1,347,876    $     1,095  $       85    $2,507,304    $(1,227,671)  $2,628,689
                                                     ==========    ===========  ==========    ==========    ===========   ==========

                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)
                                  CONSOLIDATED

                                                                       CONSOLIDATED                    MCNIC        CONSOLIDATED
                                                         COENERGY        COENERGY      COENERGY         GAS              MCN
                                                         CANADIAN        TRADING        SUPPLY       STORAGE CO.      POWER CO.
                                                        -----------    ------------   -----------    -----------    ------------

OPERATING REVENUES
Gas and oil sales                                       $        --    $ 1,493,389    $   129,489    $         9    $    66,022
Transportation                                                   --             --             --             --             --
OTHER                                                            --         71,413          2,170          7,662            439
                                                        -----------    -----------    -----------    -----------    -----------

                                                                 --      1,564,802        131,659          7,671         66,461
                                                        -----------    -----------    -----------    -----------    -----------

OPERATING EXPENSES
Cost of sales                                                    --      1,520,069        134,259              9         64,177
Operation and maintenance                                        76         54,628             14          3,122          2,898
Depreciation, depletion and amortization                         --          2,977             --              2             69
Property and other taxes                                          2           (328)           254          1,377             31
Property write-downs                                             --             --             --             --             --
Gains and losses on sale of assets, net                          --              0             --              0        (47,037)
Gains from sale of tax credits                                   --             --             --             --             --
                                                        -----------    -----------    -----------    -----------    -----------

                                                                 78      1,577,346        134,527          4,510         20,138
                                                        -----------    -----------    -----------    -----------    -----------

OPERATING INCOME (LOSS)                                         (78)       (12,544)        (2,868)         3,161         46,323
                                                        -----------    -----------    -----------    -----------    -----------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES            --            241             --          2,473          3,133
                                                        -----------    -----------    -----------    -----------    -----------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                  99          3,994              7            137            133
Interest on long-term debt                                       --             --             --             --             --
Other interest expense                                           --        (13,137)          (279)            --            (16)
Investment Gains                                                 --             --             --             --             --
Minority interest                                                --             --             --             --             --
Other                                                            --           (293)            --             16            706
                                                        -----------    -----------    -----------    -----------    -----------

                                                                 99         (9,436)          (272)           153            823
                                                        -----------    -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                                21        (21,739)        (3,140)         5,787         50,279
INCOME TAX PROVISION (BENEFIT)                                   11         (7,565)        (1,099)         2,070         17,558
                                                        -----------    -----------    -----------    -----------    -----------

NET INCOME (LOSS)                                       $        10    $   (14,174)   $    (2,041)   $     3,717    $    32,721
                                                        ===========    ===========    ===========    ===========    ===========
                                                                                     CONSOLIDATED
                                                                                        MCNIC
                                                        CONSOLIDATED   CONSOLIDATED   PIPELINE &                    CONSOLIDATED
                                                            INT'L         MCNIC       PROCESSING    ELIMINATIONS         GAS
                                                          SERVICES      OIL & GAS        GROUP      AND RECLASSES     SERVICES
                                                        ------------   ------------   -----------   -------------   ------------
OPERATING REVENUES
Gas and oil sales                                       $        --    $    67,918    $    27,066    $  (156,309)   $ 1,627,584
Transportation                                                   --             --             --             --             --
OTHER                                                            --            444          9,486         (5,280)        86,334
                                                        -----------    -----------    -----------    -----------    -----------

                                                                 --         68,362         36,552       (161,589)     1,713,918
                                                        -----------    -----------    -----------    -----------    -----------

OPERATING EXPENSES
Cost of sales                                                    --             --         26,981       (156,309)     1,589,186
Operation and maintenance                                       502         26,823          7,061         (5,280)        89,844
Depreciation, depletion and amortization                        (33)        25,338          2,229             --         30,582
Property and other taxes                                         --          5,937            853             --          8,126
Property write-downs                                             --             --             --             --             --
Gains and losses on sale of assets, net                          --         (4,252)       (25,780)            --        (77,069)
Gains from sale of tax credits                                   --        (11,493)            --             --        (11,493)
                                                        -----------    -----------    -----------    -----------    -----------

                                                                469         42,353         11,344       (161,589)     1,629,176
                                                        -----------    -----------    -----------    -----------    -----------

OPERATING INCOME (LOSS)                                        (469)        26,009         25,208             --         84,742
                                                        -----------    -----------    -----------    -----------    -----------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES         1,029             --         19,162             (1)        26,037
                                                        -----------    -----------    -----------    -----------    -----------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                               1,252            588          1,352             --          7,562
Interest on long-term debt                                       --             --             --             --             --
Other interest expense                                           --         (1,805)          (303)            --        (15,540)
Investment Gains                                                 --          7,638             --             --          7,638
Minority interest                                                --             --           (775)            --           (775)
Other                                                            --              1            (11)            --            419
                                                        -----------    -----------    -----------    -----------    -----------

                                                              1,252          6,422            263             --           (696)
                                                        -----------    -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                             1,812         32,431         44,633             (1)       110,083
INCOME TAX PROVISION (BENEFIT)                                  644         11,340         13,987             (1)        36,945
                                                        -----------    -----------    -----------    -----------    -----------

NET INCOME (LOSS)                                       $     1,168    $    21,091    $    30,646    $        --    $    73,138
                                                        ===========    ===========    ===========    ===========    ===========

                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                             CONSOLIDATED                    MCNIC       CONSOLIDATED
                                                COENERGY       COENERGY       COENERGY        GAS             MCN
                                                CANADIAN       TRADING       SUPPLY CO.   STORAGE CO.      POWER CO.
                                               -----------   ------------   -----------   -----------    ------------

ASSETS

CURRENT ASSETS
Cash                                           $     1,741   $     6,791    $       579   $        24    $        (1)
Accounts receivable                                     --       493,055         30,013         2,231         17,329
Allowance for doubtful accounts                         --       (14,344)            --            --           (121)
Gas in inventory                                        --       243,409          2,991            --            178
Property taxes assessed applicable to future
     periods                                            --            --             --           888             --
Other                                                   --        11,754             --           (39)           662
                                               -----------   -----------    -----------   -----------    -----------

                                                     1,741       740,665         33,583         3,104         18,047
                                               -----------   -----------    -----------   -----------    -----------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                   --            28             --         1,591         14,636
Investment in debt and equity securities                --            --             --         1,180             --
Other                                                   --       196,004             23           991             72
                                               -----------   -----------    -----------   -----------    -----------

                                                        --       196,032             23         3,762         14,708
                                               -----------   -----------    -----------   -----------    -----------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                          --           939             --        17,946         19,756
                                               -----------   -----------    -----------   -----------    -----------

PROPERTY, PLANT AND EQUIPMENT, AT COST                  --         5,459             --           541            941
Less: Accumulated depreciation and depletion            --         3,317             --             3             26
                                               -----------   -----------    -----------   -----------    -----------

                                                        --         2,142             --           538            915
                                               -----------   -----------    -----------   -----------    -----------

                                               $     1,741   $   939,778    $    33,606   $    25,350    $    53,426
                                               ===========   ===========    ===========   ===========    ===========

                                                                            CONSOLIDATED
                                                                               MCNIC
                                               CONSOLIDATED  CONSOLIDATED    PIPELINE &                   CONSOLIDATED
                                                  INT'L         MCNIC        PROCESSING   ELIMINATIONS        GAS
                                                 SERVICES     OIL & GAS        GROUP      AND RECLASSES     SERVICES
                                               ------------  ------------   ------------  -------------   ------------
ASSETS

CURRENT ASSETS
Cash                                           $        20   $       (78)   $     8,809    $        --    $    17,885
Accounts receivable                                     --        54,716         13,702        255,679        866,725
Allowance for doubtful accounts                         --            --             --             --        (14,465)
Gas in inventory                                        --            --             --         (6,565)       240,013
Property taxes assessed applicable to future
     periods                                            --         1,364             57         (2,313)            (4)
Other                                                1,011          (109)         1,889         67,839         83,007
                                               -----------   -----------    -----------    -----------    -----------

                                                     1,031        55,893         24,457        314,640      1,193,161
                                               -----------   -----------    -----------    -----------    -----------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                   --        68,375          1,438         12,957         99,025
Investment in debt and equity securities                --            --          2,992         23,783         27,955
Other                                               22,156         1,290          4,188        (19,035)       205,689
                                               -----------   -----------    -----------    -----------    -----------

                                                    22,156        69,665          8,618         17,705        332,669
                                               -----------   -----------    -----------    -----------    -----------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      19,021             4        532,998         (9,160)       581,504
                                               -----------   -----------    -----------    -----------    -----------

PROPERTY, PLANT AND EQUIPMENT, AT COST               1,155       588,512         46,463             --        643,071
Less: Accumulated depreciation and depletion           156       232,396          7,203             --        243,101
                                               -----------   -----------    -----------    -----------    -----------

                                                       999       356,116         39,260             --        399,970
                                               -----------   -----------    -----------    -----------    -----------

                                               $    43,207   $   481,678    $   605,333    $   323,185    $ 2,507,304
                                               ===========   ===========    ===========    ===========    ===========

                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                     CONSOLIDATED                     MCNIC       CONSOLIDATED
                                                       COENERGY        COENERGY      COENERGY          GAS             MCN
                                                       CANADIAN         TRADING       SUPPLY       STORAGE CO.      POWER CO.
                                                      -----------    ------------   -----------    -----------    ------------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                      $     1,348    $   524,661    $    28,634    $     4,074    $    11,429
Notes payable                                                  --         74,860          5,161             --            600
Current portion of long-term debt and capital lease
     obligations                                               --             --             --             --             --
Federal income, property and other taxes
     payable                                                 (209)       (34,725)          (763)          (833)         2,669
Other                                                           2         61,317             21             --             --
                                                      -----------    -----------    -----------    -----------    -----------

                                                            1,141        626,113         33,053          3,241         14,698
                                                      -----------    -----------    -----------    -----------    -----------
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                          --         39,491            829            840          3,686
Deferred swap gains and payables                               --        239,207             --             --             --
OTHER                                                          --           (687)            --         14,403            154
                                                      -----------    -----------    -----------    -----------    -----------

                                                               --        278,011            829         15,243          3,840
                                                      -----------    -----------    -----------    -----------    -----------
CAPITALIZATION
Long-term debt, including capital lease obligations            --             --             --           (169)            --
Common shareholders' equity                                   600         35,654           (276)         7,035         34,888
                                                      -----------    -----------    -----------    -----------    -----------

                                                              600         35,654           (276)         6,866         34,888
                                                      -----------    -----------    -----------    -----------    -----------

                                                      $     1,741    $   939,778    $    33,606    $    25,350    $    53,426
                                                      ===========    ===========    ===========    ===========    ===========

                                                                                    CONSOLIDATED
                                                                                       MCNIC
                                                      CONSOLIDATED   CONSOLIDATED    PIPELINE &                   CONSOLIDATED
                                                         INT'L          MCNIC        PROCESSING   ELIMINATIONS        GAS
                                                        SERVICES      OIL & GAS        GROUP      AND RECLASSES     SERVICES
                                                      ------------   ------------   ------------  -------------   ------------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                      $     1,407    $    33,576    $    12,697    $   152,766    $   770,592
Notes payable                                                  --             --             --             --         80,621
Current portion of long-term debt and capital lease
     obligations                                               --             --             --             --             --
Federal income, property and other taxes
     payable                                                4,210        (10,336)       (27,473)       102,070         34,610
Other                                                          --         12,689         47,478        106,019        227,526
                                                      -----------    -----------    -----------    -----------    -----------

                                                            5,617         35,929         32,702        360,855      1,113,349
                                                      -----------    -----------    -----------    -----------    -----------
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                      (5,742)       (11,496)        19,271        (50,356)        (3,477)
Deferred swap gains and payables                               --             --             --             --        239,207
OTHER                                                          --             --          9,691         13,286         36,847
                                                      -----------    -----------    -----------    -----------    -----------

                                                           (5,742)       (11,496)        28,962        (37,070)       272,577
                                                      -----------    -----------    -----------    -----------    -----------
CAPITALIZATION
Long-term debt, including capital lease obligations            --             --             86              1            (82)
Common shareholders' equity                                43,332        457,245        543,583           (601)     1,121,460
                                                      -----------    -----------    -----------    -----------    -----------

                                                           43,332        457,245        543,669           (600)     1,121,378
                                                      -----------    -----------    -----------    -----------    -----------

                                                      $    43,207    $   481,678    $   605,333    $   323,185    $ 2,507,304
                                                      ===========    ===========    ===========    ===========    ===========

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)


                                                                                                        PSCO2
                                                       EAST COAST                MCNIC      VECTOR      PETRO-
                                                        PIPELINE   COPANO/KCS  MILLENNIUM  COMPANIES    SOURCE
                                                       ----------  ----------  ----------  ---------   --------

OPERATING REVENUES
Gas sales                                               $     --    $     --    $     --   $     --    $     --
Transportation                                                --          --          --         --          --
Other                                                         --          --          --         --          --
                                                        --------    --------    --------   --------    --------

                                                              --          --          --         --          --
                                                        --------    --------    --------   --------    --------

OPERATING EXPENSES
Cost of sales                                                 --          --          --         --          --
Operation and maintenance                                      1           8          --         --          --
Depreciation, depletion and amortization                       3          29          --         --          21
Property and other taxes                                      --           3          --         --          --
Gains and losses on sale of assets, net                       --          --          --         --       2,325
                                                        --------    --------    --------   --------    --------

                                                               4          40          --         --       2,346
                                                        --------    --------    --------   --------    --------

OPERATING INCOME(LOSS)                                        (4)        (40)         --         --      (2,346)
                                                        --------    --------    --------   --------    --------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES        550       3,727         563      4,741       1,350
                                                        --------    --------    --------   --------    --------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                               --          --          --         --          --
Interest on long-term debt                                    --          --          --         --          --
Other interest expense                                        --          --          --         --          --
Other                                                         --          --          --         --          --
                                                        --------    --------    --------   --------    --------

                                                              --          --          --         --          --
                                                        --------    --------    --------   --------    --------

INCOME(LOSS) BEFORE INCOME TAXES                             546       3,687         563      4,741        (996)
INCOME TAX PROVISION (BENEFIT)                               194       1,290          --        (59)       (349)
                                                        --------    --------    --------   --------    --------

NET INCOME (LOSS)                                       $    352    $  2,397    $    563   $  4,800    $   (647)
                                                        ========    ========    ========   ========    ========

                                                        AMERICAN                           PIPELINE &    PIPELINE &
                                                        CENTRAL     MOBILE                 PROCESSING    PROCESSING
                                                        EASTERN    BAY PROC   COAL FINES    COMPANY       COMPANY
                                                         TEXAS     COMPANY      CONSOL    ELIMINATIONS    CONSOL.
                                                        --------   --------   ----------  ------------   ----------

OPERATING REVENUES
Gas sales                                               $     --   $     --    $     --     $     --      $ 27,066
Transportation                                                --         --          --           --           438
Other                                                         --         --          --           --         9,048
                                                        --------   --------    --------     --------      --------

                                                              --         --          --           --        36,552
                                                        --------   --------    --------     --------      --------

OPERATING EXPENSES
Cost of sales                                                 --         --          --           --        26,981
Operation and maintenance                                     --         --         520           --         7,061
Depreciation, depletion and amortization                      --         85          --           (1)        2,229
Property and other taxes                                      --         --          71           --           853
Gains and losses on sale of assets, net                       --         --          --           --       (25,780)
                                                        --------   --------    --------     --------      --------

                                                              --         85         591           (1)       11,344
                                                        --------   --------    --------     --------      --------

OPERATING INCOME(LOSS)                                        --        (85)       (591)           1        25,208
                                                        --------   --------    --------     --------      --------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES      3,925      2,726          --      (34,390)       19,162
                                                        --------   --------    --------     --------      --------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                               --         --          --           --         1,352
Interest on long-term debt                                    --         --          --           --            --
Other interest expense                                        --         --          --           --          (303)
Other                                                         --         --          20         (540)         (786)
                                                        --------   --------    --------     --------      --------

                                                              --         --          20         (540)          263
                                                        --------   --------    --------     --------      --------

INCOME(LOSS) BEFORE INCOME TAXES                           3,925      2,641        (571)     (34,929)       44,633
INCOME TAX PROVISION (BENEFIT)                             1,374         --        (181)          (4)       13,987
                                                        --------   --------    --------     --------      --------

NET INCOME (LOSS)                                       $  2,551   $  2,641    $   (390)    $(34,925)     $ 30,646
                                                        ========   ========    ========     ========      ========


                                       16a

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                       PIPELINE &               OFFSHORE
                                                       PROCESSING               PIPELINE    MICHIGAN   MOBILE BAY
                                                        COMPANY      JONAH      AND PROC.   HOLDINGS   GATHERING
                                                         PARENT     PIPELINE     COMPANY      INC.      COMPANY
                                                       ----------   --------    ---------   --------   ----------

OPERATING REVENUES
Gas sales                                               $ 27,066    $     --    $     --    $     --    $     --
Transportation                                                --          --          --         438          --
Other                                                         78          --          --       8,970          --
                                                        --------    --------    --------    --------    --------

                                                          27,144          --          --       9,408          --
                                                        --------    --------    --------    --------    --------

OPERATING EXPENSES
Cost of sales                                             26,981          --          --          --          --
Operation and maintenance                                  4,114          --          --       2,246         172
Depreciation, depletion and amortization                     376           2          --       1,614          89
Property and other taxes                                    (140)         --          44         878          (3)
Gains and losses on sale of assets, net                   (3,698)    (24,137)         --          --          --
                                                        --------    --------    --------    --------    --------

                                                          27,633     (24,135)         44       4,738         258
                                                        --------    --------    --------    --------    --------

OPERATING INCOME (LOSS)                                     (489)     24,135         (44)      4,670        (258)
                                                        --------    --------    --------    --------    --------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES     30,149       2,144          (7)         89       3,367
                                                        --------    --------    --------    --------    --------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                              883          --          --         452          17
Interest on long-term debt                                    --          --          --          --          --
Other interest expense                                      (292)         --         (11)         --          --
Other                                                         37          --          --        (372)        (20)
                                                        --------    --------    --------    --------    --------

                                                             628          --         (11)         80          (3)
                                                        --------    --------    --------    --------    --------

INCOME (LOSS) BEFORE INCOME TAXES                         30,288      26,279         (62)      4,839       3,106
INCOME TAX PROVISION (BENEFIT)                              (358)      9,198         (22)      1,696       1,129
                                                        --------    --------    --------    --------    --------

NET INCOME (LOSS)                                       $ 30,646    $ 17,081    $    (40)   $  3,143    $  1,977
                                                        ========    ========    ========    ========    ========

                                                                                  MCNIC
                                                       WEST COAST   METHANOL      RODEO        KCI      MOBILE BAY
                                                        (TH BAY)    COMPANIES   GATHERING   COMPANIES  NGL PIPELINE
                                                       ----------   ---------   ---------   ---------  ------------

OPERATING REVENUES
Gas sales                                               $     --    $     --    $     --    $     --     $     --
Transportation                                                --          --          --          --           --
Other                                                         --          --          --          --           --
                                                        --------    --------    --------    --------     --------

                                                              --          --          --          --           --
                                                        --------    --------    --------    --------     --------

OPERATING EXPENSES
Cost of sales                                                 --          --          --          --           --
Operation and maintenance                                     --          --          --          --           --
Depreciation, depletion and amortization                       2           9          --          --           --
Property and other taxes                                      --          --          --          --           --
Gains and losses on sale of assets, net                       --          --        (270)         --           --
                                                        --------    --------    --------    --------     --------

                                                               2           9        (270)         --           --
                                                        --------    --------    --------    --------     --------

OPERATING INCOME (LOSS)                                       (2)         (9)        270          --           --
                                                        --------    --------    --------    --------     --------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES        121         829         345      (1,485)         418
                                                        --------    --------    --------    --------     --------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                               --          --          --          --           --
Interest on long-term debt                                    --          --          --          --           --
Other interest expense                                        --          --          --          --           --
Other                                                         --          --          80          --            9
                                                        --------    --------    --------    --------     --------

                                                              --          --          80          --            9
                                                        --------    --------    --------    --------     --------

INCOME (LOSS) BEFORE INCOME TAXES                            119         820         695      (1,485)         427
INCOME TAX PROVISION (BENEFIT)                                42         287         270        (520)          --
                                                        --------    --------    --------    --------     --------

NET INCOME (LOSS)                                       $     77    $    533    $    425    $   (965)    $    427
                                                        ========    ========    ========    ========     ========


                                       16b

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                   PSCO2
                                                EAST COAST                 MCNIC      VECTOR      PETRO-
                                                 PIPELINE   COPANO/KCS  MILLENNIUM   COMPANIES    SOURCE
                                                ----------  ----------  ----------   ---------   ---------

ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)   $      --   $      --   $      --   $      --   $      --
Accounts receivable                                     --          --          --          --          --
Property taxes assessed applicable to
     future periods                                     --          --          --          --          --
Other                                                   --          --          --          --          --
                                                 ---------   ---------   ---------   ---------   ---------

                                                        --          --          --          --          --
                                                 ---------   ---------   ---------   ---------   ---------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                --          --          --          --          --
Other                                                   --           5          --          --          --
                                                 ---------   ---------   ---------   ---------   ---------

                                                        --           5          --          --          --
                                                 ---------   ---------   ---------   ---------   ---------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      30,574      55,602       5,169      73,944      17,137
                                                 ---------   ---------   ---------   ---------   ---------

PROPERTY, PLANT AND EQUIPMENT, AT COST                 114         374          80         173         610
Less: Accumulated depreciation and depletion             4          46          --          --          41
                                                 ---------   ---------   ---------   ---------   ---------

                                                       110         328          80         173         569
                                                 ---------   ---------   ---------   ---------   ---------

                                                 $  30,684   $  55,935   $   5,249   $  74,117   $  17,706
                                                 =========   =========   =========   =========   =========

                                                 AMERICAN                            PIPELINE &    PIPELINE &
                                                  CENTRAL     MOBILE                 PROCESSING    PROCESSING
                                                  EASTERN    BAY PROC   COAL FINES    COMPANY       COMPANY
                                                   TEXAS      COMPANY     CONSOL    ELIMINATIONS    CONSOL.
                                                 ---------   ---------  ----------  ------------   ----------

ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)   $      --   $      --   $       7    $      --    $   8,809
Accounts receivable                                     --          --       1,206           --       13,702
Property taxes assessed applicable to
     future periods                                     --          --          59         (334)          57
Other                                                   --          --          --          334        1,889
                                                 ---------   ---------   ---------    ---------    ---------

                                                        --          --       1,272           --       24,457
                                                 ---------   ---------   ---------    ---------    ---------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                --          --          --           --        2,992
Other                                                   --          --         496            7        5,626
                                                 ---------   ---------   ---------    ---------    ---------

                                                        --          --         496            7        8,618
                                                 ---------   ---------   ---------    ---------    ---------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      67,744      35,218          --     (468,478)     532,998
                                                 ---------   ---------   ---------    ---------    ---------

PROPERTY, PLANT AND EQUIPMENT, AT COST                  --       1,668          --           --       46,463
Less: Accumulated depreciation and depletion            --         135          --           --        7,203
                                                 ---------   ---------   ---------    ---------    ---------

                                                        --       1,533          --           --       39,260
                                                 ---------   ---------   ---------    ---------    ---------

                                                 $  67,744   $  36,751   $   1,768    $(468,471)   $ 605,333
                                                 =========   =========   =========    =========    =========


                                       17a

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                              PIPELINE &             OFFSHORE
                                              PROCESSING             PIPELINE   MICHIGAN   MOBILE BAY
                                               COMPANY     JONAH     AND PROC.  HOLDINGS   GATHERING
                                               PARENT     PIPELINE    COMPANY     INC.      COMPANY
                                              ---------   --------   ---------  --------   ----------

ASSETS

CURRENT ASSETS
Cash                                           $     --   $     --   $     --   $  8,802    $     --
Accounts receivable                              10,626         --         --      1,455         415
Property taxes assessed applicable to
     future periods                                  --         --         --        332          --
Other                                             1,552         --         --       (182)        185
                                               --------   --------   --------   --------    --------

                                                 12,178         --         --     10,407         600
                                               --------   --------   --------   --------    --------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities          2,992         --         --         --          --
Other                                             2,903         --        115         38         331
                                               --------   --------   --------   --------    --------

                                                  5,895         --        115         38         331
                                               --------   --------   --------   --------    --------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                  525,925         --      9,895      1,449      94,984
                                               --------   --------   --------   --------    --------

PROPERTY, PLANT AND EQUIPMENT, AT COST            9,254         --        702     33,121         111
Less: Accumulated depreciation and depletion        810         --          2      6,158         (26)
                                               --------   --------   --------   --------    --------

                                                  8,444         --        700     26,963         137
                                               --------   --------   --------   --------    --------

                                               $552,442   $     --   $ 10,710   $ 38,857    $ 96,052
                                               ========   ========   ========   ========    ========

                                                                       MCNIC
                                              WEST COAST  METHANOL     RODEO       KCI      MOBILE BAY
                                               (TH BAY)   COMPANIES  GATHERING  COMPANIES  NGL PIPELINE
                                              ----------  ---------  ---------  ---------  ------------
ASSETS

CURRENT ASSETS
Cash                                           $     --   $     --   $     --   $     --     $     --
Accounts receivable                                  --         --         --         --           --
Property taxes assessed applicable to
     future periods                                  --         --         --         --           --
Other                                                --         --         --         --           --
                                               --------   --------   --------   --------     --------

                                                     --         --         --         --           --
                                               --------   --------   --------   --------     --------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities             --         --         --         --           --
Other                                                44        199         --      1,488           --
                                               --------   --------   --------   --------     --------

                                                     44        199         --      1,488           --
                                               --------   --------   --------   --------     --------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                    1,600     54,072      1,921     20,590        5,652
                                               --------   --------   --------   --------     --------

PROPERTY, PLANT AND EQUIPMENT, AT COST               --        256         --         --           --
Less: Accumulated depreciation and depletion         --         33         --         --           --
                                               --------   --------   --------   --------     --------

                                                     --        223         --         --           --
                                               --------   --------   --------   --------     --------

                                               $  1,644   $ 54,494   $  1,921   $ 22,078     $  5,652
                                               ========   ========   ========   ========     ========


                                       17b

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                           PSCO2
                                                     EAST COAST                   MCNIC       VECTOR       PETRO-
                                                      PIPELINE     COPANO/KCS   MILLENNIUM   COMPANIES     SOURCE
                                                     ----------    ----------   ----------   ---------    ---------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                      $      --    $      --    $      --    $      --    $      --
Notes payable                                                --           --           --           --           --
Federal income, property and other taxes
     payable                                               (763)        (535)          --         (134)        (931)
Other                                                        --           --           --           --           --
                                                      ---------    ---------    ---------    ---------    ---------

                                                           (763)        (535)          --         (134)        (931)
                                                      ---------    ---------    ---------    ---------    ---------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                     1,350        5,102           (3)          (1)         570
Minority interest                                            --           --           --           --           --
                                                      ---------    ---------    ---------    ---------    ---------

                                                          1,350        5,102           (3)          (1)         570
                                                      ---------    ---------    ---------    ---------    ---------

CAPITALIZATION
Long-term debt, including capital lease obligations          --           --           --           --           --
Common shareholders' equity                              30,097       51,368        5,252       74,252       18,067
                                                      ---------    ---------    ---------    ---------    ---------

                                                         30,097       51,368        5,252       74,252       18,067
                                                      ---------    ---------    ---------    ---------    ---------

                                                      $  30,684    $  55,935    $   5,249    $  74,117    $  17,706
                                                      =========    =========    =========    =========    =========

                                                      AMERICAN                               PIPELINE &   PIPELINE &
                                                       CENTRAL      MOBILE                   PROCESSING   PROCESSING
                                                       EASTERN     BAY PROC    COAL FINES     COMPANY      COMPANY
                                                        TEXAS       COMPANY      CONSOL     ELIMINATIONS   CONSOL.
                                                      ---------    ---------   ----------   ------------  ---------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                      $      --    $      --    $     147    $      --    $  12,697
Notes payable                                                --           --           --           --           --
Federal income, property and other taxes
     payable                                              2,994         (681)      (8,418)          (1)     (27,473)
Other                                                        --           --          (10)          --       47,478
                                                      ---------    ---------    ---------    ---------    ---------

                                                          2,994         (681)      (8,281)          (1)      32,702
                                                      ---------    ---------    ---------    ---------    ---------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                     1,878          810        4,929            2       19,271
Minority interest                                            --           --           10        7,555        9,691
                                                      ---------    ---------    ---------    ---------    ---------

                                                          1,878          810        4,939        7,557       28,962
                                                      ---------    ---------    ---------    ---------    ---------

CAPITALIZATION
Long-term debt, including capital lease obligations          --           --           --           --           86
Common shareholders' equity                              62,872       36,622        5,110     (476,027)     543,583
                                                      ---------    ---------    ---------    ---------    ---------

                                                         62,872       36,622        5,110     (476,027)     543,669
                                                      ---------    ---------    ---------    ---------    ---------

                                                      $  67,744    $  36,751    $   1,768    $(468,471)   $ 605,333
                                                      =========    =========    =========    =========    =========


                                      18a

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                      PIPELINE &                OFFSHORE
                                                      PROCESSING                PIPELINE     MICHIGAN     MOBILE BAY
                                                       COMPANY      JONAH       AND PROC.    HOLDINGS     GATHERING
                                                        PARENT     PIPELINE      COMPANY       INC.        COMPANY
                                                      ----------   ---------    ---------    ---------    ----------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                      $  12,458    $      --    $       6    $      83    $       3
Notes payable                                                --           --           --           --           --
Federal income, property and other taxes
     payable                                             (4,226)      (2,438)        (362)         (86)      (5,586)
Other                                                    47,487           --           --           --           --
                                                      ---------    ---------    ---------    ---------    ---------

                                                         55,719       (2,438)        (356)          (3)      (5,583)
                                                      ---------    ---------    ---------    ---------    ---------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                   (46,861)       1,708        1,726        2,887       23,662
Minority interest                                            --           --           --        2,126           --
                                                      ---------    ---------    ---------    ---------    ---------

                                                        (46,861)       1,708        1,726        5,013       23,662
                                                      ---------    ---------    ---------    ---------    ---------

CAPITALIZATION
Long-term debt, including capital lease obligations          --           --           86           --           --
Common shareholders' equity                             543,584          730        9,254       33,847       77,973
                                                      ---------    ---------    ---------    ---------    ---------

                                                        543,584          730        9,340       33,847       77,973
                                                      ---------    ---------    ---------    ---------    ---------

                                                      $ 552,442    $      --    $  10,710    $  38,857    $  96,052
                                                      =========    =========    =========    =========    =========

                                                                                  MCNIC
                                                      WEST COAST   METHANOL       RODEO         KCI       MOBILE BAY
                                                       (TH BAY)    COMPANIES    GATHERING    COMPANIES   NGL PIPELINE
                                                      ----------   ---------    ---------    ---------   ------------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                      $      --    $      --    $      --    $      --    $      --
Notes payable                                                --           --           --           --           --
Federal income, property and other taxes
     payable                                                (28)      (3,978)         324       (2,624)          --
Other                                                        --           --            1           --           --
                                                      ---------    ---------    ---------    ---------    ---------

                                                            (28)      (3,978)         325       (2,624)          --
                                                      ---------    ---------    ---------    ---------    ---------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                        86       18,860          136        2,430           --
Minority interest                                            --           --           --           --           --
                                                      ---------    ---------    ---------    ---------    ---------

                                                             86       18,860          136        2,430           --
                                                      ---------    ---------    ---------    ---------    ---------

CAPITALIZATION
Long-term debt, including capital lease obligations          --           --           --           --           --
Common shareholders' equity                               1,586       39,612        1,460       22,272        5,652
                                                      ---------    ---------    ---------    ---------    ---------

                                                          1,586       39,612        1,460       22,272        5,652
                                                      ---------    ---------    ---------    ---------    ---------

                                                      $   1,644    $  54,494    $   1,921    $  22,078    $   5,652
                                                      =========    =========    =========    =========    =========


                                       18b

                              MCN ENERGY GROUP INC.
                            COENERGY TRADING COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                        COENERGY                      COENERGY
                                                         COENERGY        SALES &                       TRADING
                                                          TRADING       COENERGY                       COMPANY
                                                          COMPANY       DEV. CO.      ELIMINATIONS     CONSOL.
                                                        -----------    -----------    ------------   -----------

OPERATING REVENUES
Gas sales                                               $ 1,673,933    $        --    $  (180,544)   $ 1,493,389
Transportation                                                   --             --             --             --
Other                                                        71,413             --             --         71,413
                                                        -----------    -----------    -----------    -----------

                                                          1,745,346             --       (180,544)     1,564,802
                                                        -----------    -----------    -----------    -----------

OPERATING EXPENSES
Cost of sales                                             1,700,612             --       (180,543)     1,520,069
Operation and maintenance                                    54,628             --             --         54,628
Depreciation, depletion and amortization                      2,977             --             --          2,977
Property and other taxes                                       (328)            --             --           (328)
                                                        -----------    -----------    -----------    -----------

                                                          1,757,889             --       (180,543)     1,577,346
                                                        -----------    -----------    -----------    -----------

OPERATING INCOME (LOSS)                                     (12,543)            --             (1)       (12,544)
                                                        -----------    -----------    -----------    -----------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES           210             87            (56)           241
                                                        -----------    -----------    -----------    -----------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                               3,994             --             --          3,994
Other interest expense                                      (13,137)            --             --        (13,137)
Other                                                          (293)            --             --           (293)
                                                        -----------    -----------    -----------    -----------

                                                             (9,436)            --             --         (9,436)
                                                        -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                           (21,769)            87            (57)       (21,739)
INCOME TAX PROVISION (BENEFIT)                               (7,595)            30             --         (7,565)
                                                        -----------    -----------    -----------    -----------

NET INCOME (LOSS)                                       $   (14,174)   $        57    $       (57)   $   (14,174)
                                                        ===========    ===========    ===========    ===========

                              MCN ENERGY GROUP INC.
                           COENERGY TRADING COMPANIES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                            COENERGY                 COENERGY
                                                 COENERGY   SALES &                  TRADING
                                                 TRADING    COENERGY                 COMPANY
                                                 COMPANY    DEV. CO.   ELIMINATIONS  CONSOL.
                                                 --------   --------   ------------  --------

ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)   $  6,791   $     --    $     --     $  6,791
Accounts receivable, net                          478,711         --          --      478,711
Other                                             255,163         --          --      255,163
                                                 --------   --------    --------     --------

                                                  740,665         --          --      740,665
                                                 --------   --------    --------     --------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                  28         --          --           28
Other                                             196,004         --          --      196,004
                                                 --------   --------    --------     --------

                                                  196,032         --          --      196,032
                                                 --------   --------    --------     --------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                        939         --          --          939
                                                 --------   --------    --------     --------

PROPERTY, PLANT AND EQUIPMENT, AT COST              5,459         --          --        5,459
Less: Accumulated depreciation and depletion        3,317         --          --        3,317
                                                 --------   --------    --------     --------

                                                    2,142         --          --        2,142
                                                 --------   --------    --------     --------

                                                 $939,778   $     --    $     --     $939,778
                                                 ========   ========    ========     ========

                              MCN ENERGY GROUP INC.
                            COENERGY TRADING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                        COENERGY                 COENERGY
                                           COENERGY      SALES &                  TRADING
                                            TRADING     COENERGY                  COMPANY
                                            COMPANY     DEV. CO.   ELIMINATIONS   CONSOL.
                                           ---------    ---------  ------------  ---------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                           $ 524,661    $      --    $      --   $ 524,661
Notes payable                                 74,860           --           --      74,860
Federal income, property and other taxes
     payable                                 (34,632)         (93)          --     (34,725)
Other                                         61,317           --           --      61,317
                                           ---------    ---------    ---------   ---------

                                             626,206          (93)          --     626,113
                                           ---------    ---------    ---------   ---------

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                         39,491           --           --      39,491
Other                                        238,520           --           --     238,520
                                           ---------    ---------    ---------   ---------

                                             278,011           --           --     278,011
                                           ---------    ---------    ---------   ---------

CAPITALIZATION
Common shareholders' equity                   35,561           93           --      35,654
                                           ---------    ---------    ---------   ---------

                                           $ 939,778    $      --    $      --   $ 939,778
                                           =========    =========    =========   =========

                              MCN ENERGY GROUP INC.
                                MCN POWER COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                            MICHIGAN
                                                                 MCN                                         POWER
                                                                POWER      MCNIC                           COMPANIES
                                                               COMPANY    CARSON     CDC-ADA  MCNIC-ADA    (COMBINED)
                                                               -------    -------    -------  -----------  ----------

OPERATING REVENUES
Gas sales                                                      $63,993    $    --    $ 2,029    $    --     $    --
Transportation                                                      --         --         --         --          --
Other                                                              375         12          1         51          --
                                                               -------    -------    -------    -------     -------

                                                                64,368         12      2,030         51          --
                                                               -------    -------    -------    -------     -------

OPERATING EXPENSES
Cost of sales                                                   62,908         --      1,269         --          --
Operation and maintenance                                        2,891          7         --         --          --
Depreciation, depletion and amortization                            66          2         --          1          --
Property and other taxes                                            16         --         14          1          --
Gains and losses on sale of assets, net                        (43,365)    (3,672)        --         --          --
                                                               -------    -------    -------    -------     -------

                                                                22,516     (3,663)     1,283          2          --
                                                               -------    -------    -------    -------     -------

OPERATING INCOME (LOSS)                                         41,852      3,675        747         49          --
                                                               -------    -------    -------    -------     -------

EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES AND SUBSIDIARIES     5,466         31        145        (18)      1,588
                                                               -------    -------    -------    -------     -------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                    133         --         --         --          --
Interest on long-term debt                                          --         --         --         --          --
Other interest expense                                             (16)        --         --         --          --
Investment Gains                                                    --         --         --         --          --
Minority interest                                                   --         --         --         --          --
Other                                                              706         --         --         --          --
                                                               -------    -------    -------    -------     -------

                                                                   823         --         --         --          --
                                                               -------    -------    -------    -------     -------

INCOME (LOSS) BEFORE INCOME TAXES                               48,141      3,706        892         31       1,588
INCOME TAX PROVISION (BENEFIT)                                  15,420      1,259        312         11         556
                                                               -------    -------    -------    -------     -------

NET INCOME (LOSS)                                              $32,721    $ 2,447    $   580    $    20     $ 1,032
                                                               =======    =======    =======    =======     =======

                                                                SOURCE      SUMMIT                   CONSOLIDATED
                                                             COGENERATION  COMPUTING  ELIMINATIONS       POWER
                                                               COMPANY        LP      AND RECLASSES     COMPANY
                                                             ------------  ---------  -------------  ------------

OPERATING REVENUES
Gas sales                                                      $     --    $     --     $     --       $ 66,022
Transportation                                                       --          --           --             --
Other                                                                --          --           --            439
                                                               --------    --------     --------       --------

                                                                     --          --           --         66,461
                                                               --------    --------     --------       --------

OPERATING EXPENSES
Cost of sales                                                        --          --           --         64,177
Operation and maintenance                                            --          --           --          2,898
Depreciation, depletion and amortization                             --          --           --             69
Property and other taxes                                             --          --           --             31
Gains and losses on sale of assets, net                              --          --           --        (47,037)
                                                               --------    --------     --------       --------

                                                                     --          --           --         20,138
                                                               --------    --------     --------       --------

OPERATING INCOME (LOSS)                                              --          --           --         46,323
                                                               --------    --------     --------       --------

EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES AND SUBSIDIARIES         --          --       (4,079)         3,133
                                                               --------    --------     --------       --------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                      --          --           --            133
Interest on long-term debt                                           --          --           --             --
Other interest expense                                               --          --           --            (16)
Investment Gains                                                     --          --           --             --
Minority interest                                                    --          --           --             --
Other                                                                --          --           --            706
                                                               --------    --------     --------       --------

                                                                     --          --           --            823
                                                               --------    --------     --------       --------

INCOME (LOSS) BEFORE INCOME TAXES                                    --          --       (4,079)        50,279
INCOME TAX PROVISION (BENEFIT)                                       --          --           --         17,558
                                                               --------    --------     --------       --------

NET INCOME (LOSS)                                              $     --    $     --     $ (4,079)      $ 32,721
                                                               ========    ========     ========       ========

                              MCN ENERGY GROUP INC.
                                MCN POWER COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                              MICHIGAN
                                                            MCN                                                POWER
                                                           POWER        MCNIC                                COMPANIES
                                                          COMPANY       CARSON      CDC-ADA     MCNIC-ADA    (COMBINED)
                                                         ---------     --------     --------    ---------    ----------
ASSETS

CURRENT ASSETS
Cash                                                     $     (1)     $     --     $     --     $     --     $     --
Accounts receivable                                        17,323             6           --           --           --
Allowance for doubtful accounts                              (121)           --           --           --           --
Gas in inventory                                              178            --           --           --           --
Property taxes assessed applicable to future periods           --            --           --           --           --
Other                                                         662            --           --           --           --
                                                         --------      --------     --------     --------     --------

                                                           18,041             6           --           --           --
                                                         --------      --------     --------     --------     --------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                         183            --           --           --           --
Investment in debt and equity securities                       --            --           --           --           --
Other                                                          23            --           --           --           --
                                                         --------      --------     --------     --------     --------

                                                              206            --           --           --           --
                                                         --------      --------     --------     --------     --------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                             28,884            --           --           --           --
                                                         --------      --------     --------     --------     --------

PROPERTY, PLANT AND EQUIPMENT, AT COST                        941            --           --           --           --
Less: Accumulated depreciation and depletion                   26            --           --           --           --
                                                         --------      --------     --------     --------     --------

                                                              915            --           --           --           --
                                                         --------      --------     --------     --------     --------

                                                         $ 48,046      $      6     $     --     $     --     $     --
                                                         ========      ========     ========     ========     ========

                                                          SOURCE       SUMMIT                    CONSOLIDATED
                                                       COGENERATION   COMPUTING   ELIMINATIONS      POWER
                                                         COMPANY         LP       AND RECLASSES    COMPANY
                                                       ------------   ---------   -------------  ------------
ASSETS

CURRENT ASSETS
Cash                                                     $     --     $     --      $     --      $     (1)
Accounts receivable                                            --           --            --        17,329
Allowance for doubtful accounts                                --           --            --          (121)
Gas in inventory                                               --           --            --           178
Property taxes assessed applicable to future periods           --           --            --            --
Other                                                          --           --            --           662
                                                         --------     --------      --------      --------

                                                               --           --            --        18,047
                                                         --------     --------      --------      --------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                       1,894       12,559            --        14,636
Investment in debt and equity securities                       --           --            --            --
Other                                                          --           --            49            72
                                                         --------     --------      --------      --------

                                                            1,894       12,559            49        14,708
                                                         --------     --------      --------      --------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                                 --           --        (9,128)       19,756
                                                         --------     --------      --------      --------

PROPERTY, PLANT AND EQUIPMENT, AT COST                         --           --            --           941
Less: Accumulated depreciation and depletion                   --           --            --            26
                                                         --------     --------      --------      --------

                                                               --           --            --           915
                                                         --------     --------      --------      --------

                                                         $  1,894     $ 12,559      $ (9,079)     $ 53,426
                                                         ========     ========      ========      ========

                              MCN ENERGY GROUP INC.
                                MCN POWER COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                               MICHIGAN
                                                            MCN                                                 POWER
                                                           POWER        MCNIC                                 COMPANIES
                                                          COMPANY       CARSON     CDC-ADA     MCNIC-ADA     (COMBINED)
                                                         ---------     --------    --------    ------------   ----------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                         $ 11,429      $     --    $     --      $     --      $     --
Notes payable                                                 600            --          --            --            --
Current portion of long-term debt and capital lease
     obligations                                               --            --          --            --            --
Federal income, property and other taxes
     payable                                                2,162          (130)         --            --           637
Other                                                          --            --          --            --            --
                                                         --------      --------    --------      --------      --------

                                                           14,191          (130)         --            --           637
                                                         --------      --------    --------      --------      --------
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                      (1,140)          (46)         --            --          (637)
Deferred swap gains and payables                               --            --          --            --            --
Other                                                         154            --          --            --            --
                                                         --------      --------    --------      --------      --------

                                                             (986)          (46)         --            --          (637)
                                                         --------      --------    --------      --------      --------
CAPITALIZATION
Long-term debt, including capital lease obligations            --            --          --            --            --
Common shareholders' equity                                34,841           182          --            --            --
                                                         --------      --------    --------      --------      --------

                                                           34,841           182          --            --            --
                                                         --------      --------    --------      --------      --------

                                                         $ 48,046      $      6    $     --      $     --      $     --
                                                         ========      ========    ========      ========      ========

                                                          SOURCE        SUMMIT                   CONSOLIDATED
                                                       COGENERATION    COMPUTING  ELIMINATIONS      POWER
                                                         COMPANY          LP      AND RECLASSES    COMPANY
                                                       ------------    --------   -------------  ------------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                         $     --      $     --      $     --      $ 11,429
Notes payable                                                  --            --            --           600
Current portion of long-term debt and capital lease
     obligations                                               --            --            --            --
Federal income, property and other taxes
     payable                                                   --            --            --         2,669
Other                                                          --            --            --            --
                                                         --------      --------      --------      --------

                                                               --            --            --        14,698
                                                         --------      --------      --------      --------
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                      (2,270)        7,779            --         3,686
Deferred swap gains and payables                               --            --            --            --
Other                                                          --            --            --           154
                                                         --------      --------      --------      --------

                                                           (2,270)        7,779            --         3,840
                                                         --------      --------      --------      --------
CAPITALIZATION
Long-term debt, including capital lease obligations            --            --            --            --
Common shareholders' equity                                 4,164         4,780        (9,079)       34,888
                                                         --------      --------      --------      --------

                                                            4,164         4,780        (9,079)       34,888
                                                         --------      --------      --------      --------

                                                         $  1,894      $ 12,559      $ (9,079)     $ 53,426
                                                         ========      ========      ========      ========

                              MCN ENERGY GROUP INC.
                               FINANCING COMPANIES
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                                     FINANCING
                                                            MCN         MCN         MCN         MCN         MCN      COMPANIES
                                                          MICHIGAN    FIN. I      FIN. II     FIN. III    FIN. VI     CONSOL.
                                                          --------    -------     -------     --------    -------    ---------

OPERATING REVENUES
Gas sales                                                 $    --     $    --     $    --     $    --     $    --     $    --
Transportation                                                 --          --          --          --          --          --
Other                                                          --          --          --          --          --          --
                                                          -------     -------     -------     -------     -------     -------

                                                               --          --          --          --          --          --
                                                          -------     -------     -------     -------     -------     -------

OPERATING EXPENSES
Cost of sales                                                  --          --          --          --          --          --
Operation and maintenance                                      --          --          --          --          --          --
Depreciation, depletion and amortization                       --          --          --          --          --          --
Property and other taxes                                       --          --          --          --          --          --
                                                          -------     -------     -------     -------     -------     -------

                                                               --          --          --          --          --          --
                                                          -------     -------     -------     -------     -------     -------

OPERATING INCOME (LOSS)                                        --          --          --          --          --          --
                                                          -------     -------     -------     -------     -------     -------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES          --          --          --          --          --          --
                                                          -------     -------     -------     -------     -------     -------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                             9,478       7,114       8,892       3,961          --      29,445
Interest on long-term debt                                     --          --          --          --          --          --
Other interest expense                                         --          --          --          --          --          --
Other                                                          --          --          --          --          --          --
                                                          -------     -------     -------     -------     -------     -------

                                                            9,478       7,114       8,892       3,961          --      29,445
                                                          -------     -------     -------     -------     -------     -------

NET INCOME                                                $ 9,478     $ 7,114     $ 8,892     $ 3,961     $    --     $29,445
                                                          =======     =======     =======     =======     =======     =======

                              MCN ENERGY GROUP INC.
                               FINANCING COMPANIES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                    FINANCING
                                                   MCN          MCN          MCN          MCN       COMPANIES
                                                 MICHIGAN      FIN. I      FIN. II      FIN. III     CONSOL.
                                                 --------     --------     --------     --------    ---------

ASSETS

CURRENT ASSETS
Cash                                             $     --     $     --     $     --     $     --     $     --
Accounts receivable                                    --           --           --           --           --
Property taxes assessed applicable to
     future periods                                    --           --           --           --           --
Interest Receivable                                    --           --        1,136           --        1,136
                                                 --------     --------     --------     --------     --------

                                                       --           --        1,136           --        1,136
                                                 --------     --------     --------     --------     --------

DEFERRED CHARGES AND OTHER ASSETS
Other                                             101,099       82,474      103,094        5,618      292,285
                                                 --------     --------     --------     --------     --------

                                                  101,099       82,474      103,094        5,618      292,285
                                                 --------     --------     --------     --------     --------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                         --           --           --           --           --
                                                 --------     --------     --------     --------     --------

PROPERTY, PLANT AND EQUIPMENT, AT COST                 --           --           --           --           --
Less: Accumulated depreciation and depletion           --           --           --           --           --
                                                 --------     --------     --------     --------     --------

                                                       --           --           --           --           --
                                                 --------     --------     --------     --------     --------

                                                 $101,099     $ 82,474     $104,230     $  5,618     $293,421
                                                 ========     ========     ========     ========     ========

                              MCN ENERGY GROUP INC.
                               FINANCING COMPANIES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                                           FINANCING
                                                          MCN          MCN          MCN          MCN       COMPANIES
                                                        MICHIGAN      FIN. I      FIN. II      FIN. III     CONSOL.
                                                        --------     --------     --------     --------    ---------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                        $     --     $     --     $     --     $     --     $     --
Notes payable                                                 --           --           --           --           --
Current portion of long-term debt and capital lease
     obligations                                              --           --           --           --           --
Federal income, property and other taxes
     payable                                                  --           --           --           --           --
Dividends Payable                                             --           --        1,136           --        1,136
                                                        --------     --------     --------     --------     --------

                                                              --           --        1,136           --        1,136
                                                        --------     --------     --------     --------     --------

DEFERRED CREDITS AND OTHER LIABILITIES

CAPITALIZATION
Preferred Securities                                      97,065       77,222       96,669        1,528      272,484
Common shareholders' equity                                4,034        5,252        6,425        4,090       19,801
                                                        --------     --------     --------     --------     --------

                                                         101,099       82,474      103,094        5,618      292,285
                                                        --------     --------     --------     --------     --------

                                                        $101,099     $ 82,474     $104,230     $  5,618     $293,421
                                                        ========     ========     ========     ========     ========

                                    EXHIBIT B

                              MCN Energy Group Inc.
                              Financial Data Schedule

This schedule summarizes certain financial information for MCN Energy Group Inc.

                                                             2000
                                                     MCN Energy Group Inc.
      Item No.           Caption Heading              Consolidated (000s)

         1             Total Assets                       $4,864,349
         2             Total Operating                     2,791,107
                       Revenues
         3             Net Income (Loss)                     108,868